Form 10KSB, Exhibit 13
period 2003-09-30
ASB HOLDING CO
filed 2003-12-24
CIK 1230833

ASB HOLDING COMPANY
                       2003 ANNUAL REPORT TO STOCKHOLDERS

                               TABLE OF CONTENTS


Letter from the President and CEO...........................................1
Selected Consolidated Financial and Other Data..............................2
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................................5
Report of Independent Auditors.............................................19
Consolidated Statements of Financial Condition.............................20
Consolidated Statements of Income..........................................21
Consolidated Statements of Changes in Shareholders' Equity.................22
Consolidated Statements of Cash Flows......................................23
Notes to Consolidated Financial Statements.................................25
Directors and Officers.....................................................45
Investor and Corporate Information.........................................46
Office Locations...........................................................47

                        LETTER FROM THE PRESIDENT AND CEO


To Our Stockholders and Customers:


     We are pleased to present the first Annual Report to Stockholders of ASB Holding Company (the "Company"), the holding company which owns 100% of the outstanding stock of American Savings Bank of NJ (the "Bank"). 2003 was a historical year for us, as the Company completed the sale of 30% of its outstanding common stock to the public on October 3, 2003. The remaining shares of the stock of the Company are held by American Savings, MHC, a federal mutual holding company. As part of the Stock Offering, ASB Holding Company sold to the public 1,666,350 shares of common stock at a price of $10.00 per share, and raised net proceeds of approximately $14.7 million. Our common stock is traded on the OTC Bulletin Board under the symbol "ASBH." We believe that the mutual holding company form of organization and common stock offering will provide capital and additional investment authority and flexibility to expand our business and services.

     By electing the mutual holding company form of organization, as opposed to a full stock company, we are dedicated to continue to serve our community, as we have done since 1919, when we were originally chartered as American-Polish Building & Loan Association of Bloomfield. We will continue to support the community as the "hometown bank" and provide personalized service and superior products to our customers. We realize, however, that we must also now strive to enhance stockholder value for our public stockholders.

Financial Overview

         The Bank continued to grow during our fiscal year ended September 30, 2003. Total assets and equity increased 27.5% and 2.1%, respectively, to approximately $427.1 million and $22.3 million. Excluding stock subscriptions received, assets would have increased 11.9% to approximately $374.9 million. Loans and deposits increased 26.1% and 10.7%, respectively, to approximately $262.8 million and $292.8 million. With the completion of our stock offering on October 3, 2003, after the completion of our fiscal year, stockholder's equity increased immediately to approximately $37.1 million. Since our public stock offering was not completed until after the completion of our 2003 fiscal year, the enclosed financial statements do not reflect the results of our public stock offering, and essentially only present the financial condition of the Bank.

     As stated in our Offering Prospectus, 2003 was a challenging year. As a result of the historical low interest rates that existed through most of the year, our return on assets and interest rate margin decreased and reduced our net income. This reduction in our yield on assets, resulting from the prevailing low market interest rates and massive refinancing which paid off higher yielding loans and replaced them with lower market rate loans, will continue to adversely affect our income in the near future. However, we believe that the implementation of the new capital and expansion of our business will, in the long term, improve asset size, net income and our banking franchise. 2004 will be a challenging year, as we evaluate ways to restructure our balance sheet and utilize the stock proceeds.

Common Stock and Strategic Initiatives

     Our Common Stock was originally issued on October 3, 2003 at a price of $10.00 per share. Since then, the stock has generally traded at a price of $16.00 to $17.00 per share. In order to enhance future stockholder value, we intend during the upcoming year to explore several stockholder and strategic initiatives such as (1) branch office expansion, (2) restructuring of the balance sheet, (3) dividends and (4) implementation of stock benefit plans.

Thank You

     We would like to sincerely thank our officers, directors and employees for their commitment and dedication to American, our stockholders and our customers. We continually receive compliments from our customers about the superior and personalized services offered by our employees. This does not happen by accident. The group of professionals that make up the American family work hard toward our goal to service our customers and to support the community.

     We thank you for your support as a stockholder of the Company, and hopefully also as a customer of the Bank. As a stockholder of the Company, it is in your best interest to personally conduct all of your banking business with American Savings Bank and to encourage your friends and business associates to do so. Please contact us to learn more about our products. As someone who has worked for American since 1967 and served as President for over 16 years, I want to personally thank you for your support and pledge to continue to advance the interest of the Company, the Bank, the community, our customers and stockholders.

                                          Sincerely,



                                          Joseph Kliminski
                                          President and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected consolidated summary historical financial information concerning the financial position of ASB Holding Company including its subsidiary, American Savings Bank of NJ, for the periods and dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of ASB Holding Company contained later in this annual report.

                                                       At September 30,
                                                2003         2002         2001
                                                ----         ----         ----
                                                        (In thousands)
SELECTED FINANCIAL DATA:
Total assets                                  $427,066    $334,879      $258,208
Cash and cash equivalents                       38,365      17,330        22,109
Loans receivable, net                          262,844     208,374       166,322
Securities available-for-sale                  107,391      90,134        52,022
Securities held-to-maturity                      2,839       6,970        10,187
Federal Home Loan Bank stock                     3,150       2,200         2,300
Deposits                                       292,826     264,587       188,828
Total borrowings                                55,000      44,000        46,000
Total equity                                    22,339      21,872        20,155


                                                          Years ended
                                                         September 30,
                                                2003         2002         2001
                                                ----         ----         ----
                                                        (In thousands)
SELECTED OPERATING DATA:
Total interest income                          $17,476      $17,578      $16,052
Total interest expense                           8,870        8,829        9,140
                                               -------      -------      -------
    Net interest income                          8,606        8,749        6,912
Provision for loan losses                          254          105            2
                                               -------      -------      -------
Net interest income after
  provision for loan losses                      8,352        8,644        6,910
Noninterest income                                 718          595          458
Noninterest expense                              6,862        6,274        4,923
                                               -------      -------      -------
Income before income taxes                       2,208        2,965        2,445
Income tax provision                               805        1,075          888
                                               -------      -------      -------

    Net income                                 $ 1,403      $ 1,890      $ 1,557
                                               =======      =======      =======

                                                                      At or for the
                                                                        year ended
                                                                       September 30,
                                                            2003           2002         2001
                                                            ----           ----         ----
SELECTED FINANCIAL DATA*:
Performance Ratios:
   Return on average assets (1)                              0.39%         0.63%         0.68%
   Return on average equity (2)                              6.48          9.30          8.28
   Return on average equity excluding accumulated
     other comprehensive income (3)                          6.51          9.52          8.30
   Net interest rate spread (4)                              2.14          2.63          2.49
   Net interest margin (5)                                   2.44          3.00          3.10
   Operating (noninterest) expense to average
     total assets                                            1.89          2.09          2.16
   Efficiency ratio (6)                                     73.60         67.14         66.80
   Average interest-earning assets to average
     interest-bearing liabilities                          111.69        112.30        115.01

Capital Ratios:
   Equity to total assets at end of period                   5.23          6.53          7.81
   Average equity to average assets                          5.98          6.78          8.24

Asset Quality Ratios:
   Non-performing loans to total loans (7)                   0.20          0.27          0.36
   Non-performing assets to total assets (7)                 0.12          0.17          0.24
   Net charge-offs to average loans outstanding              0.00          0.00          0.00
   Allowance for loan losses to non-performing
     loans (7)                                             265.18        195.96        160.67
   Allowance for loan losses to total loans                  0.52          0.53          0.58

PER SHARE DATA:
Earnings per share:
   Basic and diluted                                $   14,027.09 $   18,899.42 $   15,570.36


 * Certain ratios were significantly affected by stock subscriptions received totaling $52.1 million at September 30, 2003 pending completion of the Company's initial public offering, which closed on October 3, 2003. At the time of closing, approximately $15.3 million became capital of the Company with the remainder returned on oversubscriptions.

(1)  Net income divided by average total assets.
(2)  Net income divided by average total equity.
(3) Excludes the FAS 115 market value adjustment, net of tax, of $74,000, $475,000 and $52,000 for the periods ended September 30, 2003, September 30, 2002 and September 30, 2001. FAS 115 market value adjustments represent gains/losses that have not been recognized through the income statement and are therefore excluded in this performance ratio. Changes in interest rates may significantly impact the market value adjustments of securities and therefore may cause significant fluctuations in ROE. Because these market value adjustments will only be realized if and when the securities are sold we believe this performance ratio is more meaningful to disclose excluding the FAS 115 market value adjustments.
(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)  Net interest income as a percentage of average interest-earning assets.
(6) Noninterest expense divided by the sum of net interest income and noninterest income.
(7) Nonperforming loans consist of nonaccrual loans and loans greater than 90 days delinquent and still accruing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

     This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 as amended and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse affect on the operations and future prospects of the Company and its wholly-owned subsidiaries include, but are not limited to, changes in: interest rates; general economic conditions; legislative/regulatory provisions; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the loan or investment portfolios; demand for loan products; deposit flows; competition; demand for financial services in the Company's market area; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements.

General

     The Company's results of operations depend primarily on earnings on its net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on interest-bearing liabilities. It is a function of the average balances of loans and investments versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our interest-earning assets consist primarily of residential mortgage loans, multi-family and commercial real estate mortgage loans, and residential mortgage-related securities. Interest-bearing liabilities consist primarily of retail deposits and borrowings from the Federal Home Loan Bank of New York. As a result of the historical low interest rates that existed throughout the last two years, our return on assets and interest margin decreased and reduced our net income. Return on average assets decreased from ..63%for the year ended September 30, 2002 to .39% for 2003. The net interest margin decreased from 3.00% for the year ended September 30, 2002 to 2.44% for the same period in 2003. In a stable interest rate environment, we expect that our net interest margin will stabilize. However, our net interest margin may be at risk of further declines in a rising or falling rate environment. See "Management of Interest Rate Risk and Market Risk" on page 15 for further discussion.

     Our results of operations also depend on our provision for loan losses, non-interest income, and non-interest expense. Non-interest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses. Non-interest income includes service fees and charges, income on bank owned life insurance and gains on sales of loans available for sale.

     Our results of operations may also be affected significantly by changes in market interest rates, economic and competitive conditions in our market area, and changes in applicable laws, regulations or governmental policies. Furthermore, because our lending activity is concentrated in loans secured by real estate located in northern New Jersey, downturns in the regional economy encompassing New Jersey could have a negative impact on our earnings.

Business Strategy

     Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices. During recent years, we have experienced significant growth, with total loans receivable, net growing from $109.4 million at September 30, 1998 to $262.8 million at September 30, 2003 and total deposits growing from $139.8 million at September 30, 1998 to $292.8 million at September 30, 2003. American Savings Bank of NJ opened its first branch office in August 2001, and deposits at the new Cedar Grove branch grew rapidly. To the extent that new deposits have exceeded loan originations, we have invested these deposits primarily in mortgage-related securities.

     American Savings Bank of NJ's current strategy seeks to continue the growth of the last several years. The highlights of the Bank's growth strategy include increasing its volume of loan originations and the size of its loan portfolio and expanding the branch office network over the next several years. American Savings Bank of NJ intends to continue its current mix of deposit and loan products, with the latter continuing to consist primarily of residential mortgages and multi-family, commercial, and other real estate mortgages. In June 2003, we organized a new subsidiary, ASB Investment Corp, a New Jersey-incorporated company, for the purpose of selling insurance and investment products, including annuities, to customers of American Savings Bank of NJ and the general public, with initial activities limited to the sale of fixed rate annuities.

Comparison of Financial Condition at September 30, 2003 and September 30, 2002

     Our total assets increased by $92.2 million, or 27.53%, to $427.1 million at September 30, 2003 from $334.9 million at September 30, 2002. The increase reflected growth in loans receivable, securities and cash and cash equivalents, funded by an increase in deposits and borrowings. Loans receivable, net of allowance for loan losses, increased by $54.4 million, or 26.10% to $262.8 million at September 30, 2003 from $208.4 million at September 30, 2002. Our increase in loans primarily resulted in a $47.9 million increase of one-to four-family mortgage loans reflecting increased demand as borrowers sought to take advantage of lower market interest rates. The loan portfolio also experienced a slight change in composition as multi-family and non residential mortgage loans increased $6.7 million to $36.2 million while commercial loans decreased $682,000 to $1.6 million, and construction loans decreased $1.3 million to $446,000 at September 30, 2003. Securities classified as available-for-sale increased $17.3 million, or 19.15%, to $107.4 million at September 30, 2003 from $90.1 million at September 30, 2002 as we sought to invest a portion of the funds generated by the increase in deposits into interest earning assets. The increase in available-for-sale securities was somewhat offset as the held-to-maturity securities portfolio decreased $4.1 million or 59.27% to $2.8 million at September 30, 2003 from $7.0 million at September 30, 2002. During 2002, we also purchased bank owned life insurance as a means to help fund a supplemental executive retirement plan, which had a cash surrender value of $5.0 million at September 30, 2003. Cash and cash equivalents increased $21.0 million or 121.38% to $38.4 million at September 30, 2003 from $17.3 million at September 30, 2002. This growth was attributable to the receipt of stock subscription proceeds held in overnight investments pending completion of the Company's initial public offering which closed October 3, 2003.

     Total deposits increased by $28.2 million, or 10.67%, to $292.8 million at September 30, 2003 from $264.6 million at September 30, 2002. The majority of this growth was in savings accounts and non interest-bearing checking accounts which increased $26.3 million and $4.9 million, or 25.91% and 28.90%, during the fiscal year ended September 30, 2003, respectively. The increased deposit growth was used to fund loan originations and purchase securities.

     Stock subscriptions received totaled $52.1 million at September 30, 2003 pending completion of the Company's initial public offering which closed on October 3, 2003. At the time of closing, approximately $15.3 million became capital of the Company with the remainder returned on oversubscriptions.

     Federal Home Loan Bank advances increased $11.0 million, or 25.00%, to $55.0 million at September 30, 2003 from $44.0 million at September 30, 2002. These advances were drawn for the purpose of managing interest rate risk as the Company continued to originate longer term, fixed-rate loans held in portfolio.

     Equity increased $467,000 or 2.14%, to $22.3 million at September 30, 2003 from $21.9 million at September 30, 2002, reflecting income of $1.4 million for the year offset by a $936,000 decrease in unrealized after-tax gains on securities available-for-sale to a $405,000 loss at September 30, 2003, from a $531,000 gain at September 30, 2002. The change from an unrealized after tax gain to an unrealized after tax loss on securities available-for-sale resulted from the reinvestment of prepayments on higher yielding mortgage-backed securities and collateralized mortgage obligations into similar, but lower yielding securities during the period coupled with the movement of market interest rates to comparatively higher levels by September 30, 2003 having risen sharply from their historical lows recorded earlier in the period.

Comparison of Operating Results for the Years Ended September 30, 2003 and 2002

     General. Net income for the year ended September 30, 2003 was $1.4 million, a decrease of $487,000, or 25.78% from 2002. The decrease in net income resulted from a decrease in net interest income and increases in the provision for loan losses and noninterest expense, partially offset by an increase in noninterest income.

     Interest Income. Total interest income decreased by $102,000 or 0.58%, to $17.5 million for the year ended September 30, 2003 from $17.6 million for the year ended September 30, 2002. The primary factor for the decrease in interest income was a decrease in the yield on average earnings assets from 6.03% for the year ended September 30, 2002 to 4.95% for the year ended September 30, 2003. This reduction in yield was partially offset by a $61.1 million increase in the average balance of interest-earning assets from $291.6 million for the year ended September 30, 2002 to $352.7 million for the year ended September 30, 2003.

     The average balance of loans receivable increased $51.5 million while the average balance of securities increased $9.6 million. The increase in loans was the result of loan originations exceeding repayments due to strong demand, reflecting generally lower interest rates in 2003. The increased interest income on loans as a result of increased volume was partially offset by the decrease in the average yield on loans receivable to 6.01% from 6.90%, reflecting decreased market rates of interest.

     The increase in the average balance of securities was more than offset by a decrease in the average yield from 4.84% for the year ended September 30, 2002 to 2.90% for the current year. This decrease was also reflective of decreased market rates of interest which resulted in accelerated prepayment and net premium amortization of mortgage-backed securities and collateralized mortgage obligations coupled with the reinvestment of principal into lower yielding securities.

     Interest Expense. Total interest expense increased $41,000 or 0.46%, to $8.9 million for the year ended September 30, 2003 from $8.8 million for the year ended September 30, 2002. The increase in interest expense primarily resulted from the increase in the average balance of Federal Home Loan Bank advances to $54.9 million for 2003 from $43.9 million in 2002 while the average cost thereof remained the same for both years at 5.16%. This increase was largely offset by a reduction in the cost of interest-bearing deposits, which decreased from 3.04% for the year ended September 30, 2002 to 2.31% for the year ended September 30, 2003, which more than offset an increase in balance to $260.9 million for 2003 from $215.8 million for 2002.

     Net Interest Income. Net interest income decreased by $143,000, or 1.63%, to $8.6 million for the year ended September 30, 2003 from $8.7 million for the same period in 2002. The net interest rate spread decreased to 2.14% for the year ended September 30, 2003 from 2.63% for the year ended September 30, 2002, while the net interest margin decreased during the period to 2.44% from 3.00%. The decrease in the spread and margin was reflective of the rapid repricing of the loan and securities portfolios due to refinancings and prepayments which outpaced the repricing of interest-bearing liabilities.

     For the year ended September 30, 2003, the decrease in the cost of interest-bearing liabilities lagged that of interest-yielding assets due, in part, to the $54.9 million average balance of fixed rate Federal Home Loan Bank advances carrying an average cost of 5.16%. These fixed rate advances, drawn for purposes of interest rate risk management, were initially used to partially fund a growing portfolio of originated fixed-rate mortgage loans. In the past year, many of these loans have refinanced to lower rates thereby substantially reducing the net interest margin earned on this funding. At September 30, 2003, these "laddered" borrowings range in remaining maturity from one to ten years with a weighted average remaining maturity of 4.9 years and a weighted average cost of 5.13%. The Bank is evaluating the costs and benefits of restructuring its portfolio of FHLB advances. To do so would likely result in a significant one time charge to earnings in the form of FHLB prepayment penalties which, in turn, would lower the interest paid on borrowings and should improve the bank's net interest spread and margin and enhance future earnings. Notwithstanding the implementation of this strategy, we do not expect the trend of further declines in our net interest margin to continue in a stable interest rate environment. However, our net interest margin may be at risk of further declines in a rising or falling rate environment.

     Provision for Loan Losses. Provisions for loan losses, are charged to operations, at a level required to reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. Large groups of smaller balance homogenous loans, such as residential real estate, small commercial real estate, and home equity and consumer loans, are evaluated in the aggregate using historical loss factors and peer group data adjusted for current economic conditions. Large balance and/or more complex loans, such as multi-family and commercial real estate loans, and classified loans, are evaluated individually for impairment.

     The provision for loan losses increased to $254,000 for the year ended September 30, 2003 from $105,000 for the comparative prior period to reflect a $52.3 million or 24.65% increase in gross loans, and also to reflect an additional $38,000 allocation for an impaired $75,000 loan participation identified by management which is secured by an assisted living facility in West Orange, NJ. At September 30, 2003, workout options on this impaired loan continued to be evaluated with the borrower.

     This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. The allowance for loan losses as a percentage of gross loans outstanding decreased to 0.52% at September 30, 2003 from 0.53% at September 30, 2002 reflecting balances of $1.4 million and $1.1 million, respectively. Non-performing loans as a percentage of gross loans was 0.20% at September 30, 2003 compared to 0.27% at September 30, 2002. The level of the allowance is based on estimates and the ultimate losses may vary from estimates.

     Management assesses the allowance for loan losses quarterly. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the bank to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2003 was maintained at a level that represented management's best estimate of anticipated losses in the loan portfolio to the extent they were both probable and reasonably estimable.

     Noninterest Income. Noninterest income increased $123,000, or 20.67% to $718,000 for the year ended September 30, 2003 compared to the prior period. The increase was primarily the result of comparatively higher income from the increase in cash surrender value of life insurance of $125,000 and a $144,000 increase in gains on sale of loans held for sale due to the sale of a portion of originated long term, fixed-rate loans into the secondary market. Additionally, service charges on deposits increased $25,000 as a result of the increased volume of deposits. Increases in noninterest income were offset by a $188,000 loss on sales of available for sale securities as we sold $21.0 million of securities at losses in order to restructure the balance sheet to better manage interest rate risk in the low rate environment.

     Noninterest Expense. Noninterest expense increased $588,000 or 9.38% to $6.9 million for the year ended September 30, 2003 from $6.3 million for the year ended September 30, 2002. The increase was primarily a result of a $538,000 increase in salaries and employee benefits, an $85,000 increase in occupancy and equipment costs attributable, in large part, to information technology systems and maintenance upgrades, a $57,000 increase in data processing costs, comprising primarily additional core processing expenditures, and an increase of $66,000 in other noninterest expenses attributable in large part to increases in non capitalized corporate legal fees in connection with becoming a public company and the formation of the mid-tier holding company. Offsetting these increases was a $165,000 reduction in advertising and marketing expenses as deposit branch promotional expenditures for the Cedar Grove branch were reduced significantly from the prior year's level.

     Salaries and employee benefits increased $538,000, or 13.55% primarily as a result of the continued growth of the Bank. Compensation expense, including bonuses and payroll taxes, increased approximately $310,000 as a result of inflation, increased full-time equivalent employees and overtime wages due to the growth of the Bank and increased loan origination volume. Employee benefits increased approximately $258,000 of which $183,000 was attributable to increases in deferred compensation benefits. The increase in deferred compensation benefits was primarily the result of establishing an officer supplemental executive retirement plan in mid-2002. The recording of a full year's benefit resulted in a current year increase of $147,000 over the prior year when the plan had been in place for only a portion of that year. The remaining deferred compensation increase of $36,000 is attributable to increases in employee profit sharing and 401k plan benefits. The remaining $75,000 of employee benefit increases are attributable to increases in net costs of medical, dental and other employee benefits due to an increase in premiums and an increase in staffing.

     Net increases in staffing for the year ended September 30, 2003 include the addition of a Vice President Controller in the Accounting Department, a Commercial Loan Administrator in the Lending Department and an additional staff member in the deposit support services. These additions were needed to augment the Company's existing human resources as it converted to a public company, placed greater strategic emphasis on commercial lending and expanded its deposit-related products and services to support its continued growth objectives.

     Provision for Income Taxes. The provision for income taxes decreased $270,000 reflecting a decrease in pretax income of $757,000. The effective tax rate was 36.46% and 36.26% for the years ended September 30, 2003 and 2002. Effective for the Bank on January 1, 2002, the state tax rate increased from 3% to 9% of state taxable income. This increase was largely offset by a positive adjustment to the deferred tax inventory to reflect the new tax rate, and by an increase in federal tax-exempt income as a result of the increase in the cash surrender value of life insurance.

Liquidity and Commitments

     We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

     The Bank's short term liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. In addition, the

Bank invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. The Bank also generates cash through borrowings. The Bank utilizes Federal Home Loan Bank advances to leverage its capital base and provide funds for its lending and investment activities, and to enhance its interest rate risk management.

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. Agency securities. On a longer term basis, the Bank maintains a strategy of investing in various loan products and in securities collateralized by loans. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain its portfolio of mortgage-backed securities and investment securities. At September 30, 2003, the total approved loan origination commitments outstanding amounted to $11.6 million. At the same date, unused lines of credit were $10.3 million and construction loans in process were $783,000. Certificates of deposit scheduled to mature in one year or less at September 30, 2003, totaled $87.6 million. In addition, at September 30, 2003 the Company had stock subscriptions received held on deposit at the Bank totaling $52.1 million, of which approximately $41.2 million was returned after the closing of the Company's initial public offering on October 3, 2003 due to oversubscriptions. Although the average cost of deposits has decreased throughout 2003, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with the Bank. In addition, the Bank has the ability at September 30, 2003 to borrow an additional $51.8 million from the Federal Home Loan Bank of New York as a funding source to meet commitments and for liquidity purposes.

     The following tables disclose our contractual obligations and commercial commitments at of September 30, 2003. Balances are reported in thousands.

                                   Less Than                            After
                         Total      1 Year     1-3 Years   4-5 Years   5 Years
                         -----      ------     ---------   ---------   -------
Federal Home Loan Bank
  advances(1)            $55,000    $ 4,000    $11,000     $16,000     $24,000
                         -------    -------    -------     -------     -------

    Total                $55,000    $ 4,000    $11,000     $16,000     $24,000
                         =======    =======    =======     =======     =======

---------------
(1) At September 30, 2003, the total collateralized borrowing limit was $106.8 million of which we had $55.0 million outstanding.


                          Total
                         Amounts    Less Than                             Over
                        Committed    1 Year    1-3 Years   4-5 Years    5 Years
                        ---------    ------    ---------   ---------    -------

Lines of credit(1)       $10,286    $   128    $   151     $   220      $ 9,787
Construction loans in
  process                    783        783
Other commitments to
  extend credit(1)        11,590     11,590       --          --           --
                         -------    -------    -------     -------      -------

    Total                $22,659    $12,501    $   151     $   220      $ 9,787
                         =======    =======    =======     =======      =======
-----------------
(1) Represents amounts committed to customers.

Capital

     Consistent with its goals to operate a sound and profitable financial organization, American Savings Bank of NJ actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $22.2 million at September 30, 2003, or 5.21% of total assets on that date. As of September 30, 2003, American Savings Bank of NJ exceeded all capital requirements of the Office of Thrift Supervision. American Savings Bank of NJ's regulatory capital ratios at September 30, 2003 were as follows: core capital 5.30%; Tier I risk-based capital, 11.23%; and total risk-based capital, 11.92%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

         As a result of the completion of the minority stock offering on October 3, 2003, the Company contributed $9.6 million to the Bank which, net of unearned ESOP shares, increased total equity to $31.8 million.

Impact of Inflation

     The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of our assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Average Balances, Interest, and Average Yields/Cost

The following table presents certain information at and for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances were derived from average daily balances.

                                  At September 30,                             Years Ended September 30,
                                                                               -------------------------
                                        2003                  2003                       2002                         2001
                                        ----                  ----                       ----                         ----

                                                           Interest  Average           Interest  Average            Interest Average
                                         Yield/   Average   Earned/  Yield/  Average    Earned/  Yield/   Average    Earned/  Yield/
                                 Balance Cost     Balance    Paid     Cost   Balance     Paid     Cost    Balance     Paid     Cost
                                 ------- ----     -------    ----     ----   -------     ----     ----    -------     ----     ----
Interest-earning assets:
 Loans receivable, net(1)       $263,344  5.48%  $238,474  $ 14,343  6.01%   $186,974  $ 12,907   6.90%   $150,938  $ 11,542   7.65%
 Investment securities(2)        110,230  2.43    100,787     2,918  2.90      91,141     4,414   4.84      66,387     4,261   6.42
 Other interest-earning
  assets(3)                       40,309  0.85     13,462       215  1.60      13,506       257   1.90       5,687       249   4.38
                                --------  ----   --------  --------  ----    --------  --------   ----    --------  --------   ----
 Total interest-earning
  assets                         413,883  4.22    352,723    17,476  4.95     291,621    17,578   6.03     223,012     16,052  7.20
 Non-interest-earning assets      13,183            9,459                       8,223                        5,377
                                --------         --------                   ---------                     --------
 Total assets                   $427,066         $362,182                   $ 299,844                     $228,389
                                ========         ========                   =========                     ========

Interest-bearing liabilities:
 NOW & money market             $ 21,721  0.98%  $ 22,511  $    290  1.29%   $ 14,381  $    211   1.47%   $  8,758       149   1.71%
 Savings deposits(4)             179,857  1.59    117,052     2,307  1.97      86,475     2,196   2.54      39,201       895   2.28
 Certificates of deposit         121,709  2.55    121,310     3,439  2.83     114,965     4,158   3.62     106,845     5,835   5.46
                                --------  ----   --------  --------  ----    --------  --------   ----    --------  --------   ----
 Total interest-bearing
   deposits                      323,287  1.91    260,873     6,036  2.31     215,821     6,565   3.04     154,804     6,879   4.44
 FHLB advances                    55,000  5.13     54,923     2,834  5.16      43,859     2,264   5.16      39,094     2,261   5.78
                                --------  ----   --------  --------  ----    --------  --------   ----    --------  --------   ----
 Total interest-bearing
   liabilities                   378,287  2.38    315,796     8,870  2.81     259,680     8,829   3.40     193,898     9,140   4.71
                                                           --------                    --------   ----    --------  --------   ----
 Non-interest-bearing
   deposits                       21,676           20,303                      16,333                       12,637
 Other non-interest-bearing
   liabilities                     4,763            4,441                       3,507                        3,039
                                --------         --------                    --------                     --------
 Total liabilities               404,727          340,540                     279,520                      209,574
 Accumulated other
   comprehensive income             (405)              74                         475                           52
 Retained earnings & other
   equity                         22,744           21,568                      19,849                       18,763
                                --------         --------                    --------                     --------
 Total liabilities and equity   $427,066         $362,182                    $299,844                     $228,389
                                ========         ========                    ========                     ========

 Net interest spread(5)                   1.84%            $  8,606  2.14%             $  8,749   2.63%             $  6,912   2.49%
                                          ====             ========  ====              ========   ====              ========   ====
 Net interest margin(6)                   2.04%                      2.44%                        3.00%                        3.10%
                                          ====                       ====                         ====                         =====
 Ratio of interest-earning
   assets to interest-bearing
   liabilities                    109.41%          111.69%                     112.30%                      115.01%
                                 ========         ========                    ========                     ========

---------------
(1) Calculated net of deferred fees and loss reserves. Non-accruing loans have been included as loans carrying a zero yield. Includes loans held for sale.
(2)  Calculated   based  on  amortized  cost  excluding  FAS  115  market  value adjustment.
(3) Includes Federal Home Loan Bank stock at cost and term deposits with other financial institutions.
(4) Includes money market savings accounts and stock subscriptions received in connection with the Company's initial public offering which closed October 3, 2003.
(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

     The following table presents the effects of changing rates and volumes on the interest income and interest expense of the Company. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate/volume column shows changes attributable to changes in both rate and volume, which cannot be segregated.

                                                                            2003 - 2002
                                                                            -----------
                                                                        Increase (Decrease)
                                                                              Rate/
                                                       Volume      Rate      Volume       Net
                                                       ------      ----      ------       ---
                                                               (Dollars in thousands)
Interest-earning assets:
    Loans receivable                                   $ 3,555   $(1,661)   $  (458)   $ 1,436
    Securities                                             466    (1,775)      (187)    (1,496)
    Other interest-earning assets                            0       (42)         0        (42)
                                                       -------   -------    -------    -------
       Total interest-earning assets                     4,021    (3,478)      (645)      (102)

Interest-bearing liabilities:
    NOW and money market accounts                          119       (26)       (14)        79
    Savings accounts                                       777      (492)      (174)       111
    Certificates of deposit                                229      (899)       (49)      (719)
                                                       -------   -------    -------    -------
       Total interest bearing deposits                   1,125    (1,417)      (237)      (529)
    FHLB advances                                          571        (1)         0        570
                                                       -------   -------    -------    -------
       Total interest-bearing liabilities                1,696    (1,418)      (237)        41
                                                       -------   -------    -------    -------

          Increase (decrease) in net interest income   $ 2,325   $(2,060)   $  (408)   $  (143)
                                                       =======   =======    =======    =======

                                                                            2002 - 2001
                                                                            -----------
                                                                        Increase (Decrease)
                                                                              Rate/
                                                       Volume      Rate      Volume       Net
                                                       ------      ----      ------       ---
                                                               (Dollars in thousands)
Interest-earning assets:
    Loans receivable                                   $ 2,755   $(1,122)   $  (268)   $ 1,365
    Securities                                           1,589    (1,046)      (390)       153
    Other interest-earning assets                          343      (141)      (194)         8
                                                       -------   -------    -------    -------
       Total interest-earning assets                     4,687    (2,309)      (852)     1,526

Interest-bearing liabilities:
    NOW and money market accounts                           96       (21)       (13)        62
    Savings accounts and certificates                    1,078       101        122      1,301
    Certificates of deposit                                443    (1,970)      (150)    (1,677)
                                                       -------   -------    -------    -------
       Total interest bearing deposits                   1,617    (1,890)       (41)      (314)
    FHLB advances                                          276      (243)       (30)         3
                                                       -------   -------    -------    -------
       Total interest-bearing liabilities                1,893    (2,133)       (71)      (311)
                                                       -------   -------    -------    -------

          Increase (decrease) in net interest income   $ 2,794   $  (176)   $  (781)   $ 1,837
                                                       =======   =======    =======    =======

Management of Interest Rate Risk and Market Risk

     Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates. Notwithstanding the unpredictability of future interest rates, American Savings Bank of NJ's management expects that changes in interest rates may have a significant, adverse impact on the bank's net interest income.

     Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

     o The interest income we earn on our interest-earning assets, such as loans and securities; and

     o The interest expense we pay on our interest-bearing liabilities, such as deposits and amounts we borrow.

     The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. We, like many savings institutions, have liabilities that generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility, because market interest rates change over time. In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest paid on our liabilities. In a period of declining interest rates the interest income earned on our assets may decrease more rapidly than the interest paid on our liabilities.

     In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we are generally not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. At September 30, 2003, 81.56% of our loan portfolio was comprised of one- to four-family mortgage loans, which have recently experienced a very high prepayment rate.

     Our net interest rate spread, which is the difference between the yields we receive on assets and the rates we pay on liabilities, has been decreasing during recent periods due to the significant decrease in market interest rates to historically low levels. For the year ended September 30, 2003 our net interest rate spread was 2.14%, as compared to 2.63% for the year ended September 30, 2002. Our investment securities portfolio consists primarily of adjustable interest rate securities and securities that have shorter expected maturities than residential mortgages, which provide protection against interest rate risk if interest rates rise. However, as interest rates have decreased, these securities have paid off or adjusted to lower yields. This decrease in the yield on our securities portfolio, along with the modification or replacement of loans in our existing loan portfolio with lower rate loans, has caused our net interest rate spread to shrink because the decrease in the rates we pay on deposits and borrowings has been less than the decrease in the yields on our securities and loan portfolios. This has caused a decrease in our earnings, sometimes referred to as an "earnings squeeze." Depending upon the movement of market interest rates, our earnings may continue to be impacted by an "earnings squeeze" in the future.

     We are also vulnerable to an increase in interest rates because the majority of our loan portfolio consists of long-term, fixed rate loans. At September 30, 2003, 70.57% of our loans with maturities of greater than one year had fixed rates of interest, and 82.87% of our loans had maturities of ten or more years. In an increasing rate environment, our cost of funds will increase more rapidly than the interest earned on our loan portfolio and investment securities portfolio because our primary source of funds is deposits with substantially shorter maturities than the maturities on our loans and investment securities. Having interest-bearing liabilities that reprice more frequently than interest-earning assets will be detrimental during periods of rising interest rates and could cause our net interest rate spread to shrink because the increase in the rates we would earn on our securities and loan portfolios would be less than the increase in the rates we would pay on deposits and borrowings. This could cause a decrease in our earnings and an "earnings squeeze" just as the decrease in interest rates in recent periods has impacted our earnings.

     The Board of Directors has established an Asset/Liability Management Committee, comprised of Joseph Kliminski, the Bank's President and Chief Executive Officer, Richard Bzdek, the Bank's Executive Vice President and Chief Operating Officer, Catherine Bringuier, the Bank's Senior Vice President and Chief Lending Officer, Eric Heyer, the Bank's Senior Vice President and Chief Financial Officer, and Josephine Castaldo, the Bank's Vice President of Branch Administration, which is responsible for monitoring interest rate risk. The committee conducts regular, informal meetings, generally on a weekly basis, to address the day-to-day management of the assets and liabilities of American Savings Bank of NJ, including review of the bank's short term liquidity position; loan and deposit pricing and production volumes and alternative funding sources; current investments; average lives, durations and repricing frequencies of loans and securities; and a variety of other asset and liability management topics. The committee meets quarterly to formally review such matters. The results of the committee's quarterly review are reported to the full Board, which makes adjustments to the Bank's interest rate risk policy and strategies, as it considers necessary and appropriate.

     To reduce the effect of interest rate changes on net interest income, we have utilized various strategies to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The main elements of these strategies include seeking to:

     o Originate loans with adjustable rate features or fixed rate loans with short maturities;

     o Lengthen the maturities of our liabilities through utilization of Federal Home Loan Bank advances;

     o Attract low cost checking and transaction accounts which tend to be less interest rate sensitive;

     o Continue to originate loans eligible for sale in the secondary market and, if warranted, sell long term fixed rate loans; and

     o    Purchase  short  to  intermediate   term  securities  and  maintain  a
          securities portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

     Quantitative Aspects of Market Risk. The following table presents American Savings Bank of NJ's net portfolio value as of September 30, 2003. The net portfolio value was calculated by the Office of Thrift Supervision, based on information provided by American Savings Bank of NJ.


                                                        Net Portfolio
                                                        Value as % of
                    Net Portfolio Value            Present Value of Assets
                    -------------------            -----------------------
                                                             Net
                                                          Portfolio     Basis
   Changes in                                               Value       Point
    Rates(1)      $ Amount       $ Change     % Change      Ratio      Change
    --------      --------       --------     --------      -----      ------
                   (Dollars in thousands)

     +300 bp        19,804        -17,953       -48%        4.71%      -370 bp
     +200 bp        26,180        -11,577       -31%        6.09%      -232 bp
     +100 bp        32,302         -5,455       -14%        7.34%      -106 bp
        0 bp        37,757              -         -         8.41%
     -100 bp        37,927            170         -         8.37%        -4 bp

---------------
(1) The -200bp and -300bp scenarios are not shown due to the abnormally low prevailing interest rate environment.

     Future interest rates or their effect on net portfolio value or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities, such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets such as adjustable rate mortgages generally have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above.
Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

     Notwithstanding the discussion above, the qualitative interest rate analysis findings presented herein indicate that a rapid increase in interest rates would adversely affect our net interest margin and earnings. Given the historically low interest rates prevalent in the current marketplace, management is continuing to evaluate a variety of strategies to manage the earnings risks presented by an upward movement in interest rates. These strategies include the continued sale of longer term, fixed rate conforming loan originations into the secondary market and the use of wholesale borrowings to match fund longer term, fixed rate loan originations that are retained in portfolio. Additionally, the Bank is evaluating the costs and benefits of restructuring its portfolio of FHLB advances. To do so would likely result in a significant one time charge to earnings in the form of FHLB prepayment penalties which, in turn, would lower the interest paid on borrowings and should improve the bank's net interest spread and margin and enhance future earnings.

     For the purpose of managing interest rate risk, we continue to maintain a strategy of selling a portion of our long term, fixed rate mortgage loans originated into the secondary market. For the year ended September 30, 2003, we sold a total of $9.4 million of loans to the Federal National Mortgage Association while an additional $500,000 of closed loans remained on the balance sheet and were denoted as "held for sale." Gains on sales of mortgage loans held for sale totaled $151,000 for 2003.

     We offer borrowers the option to lock in their interest rate prior to closing their mortgage loans. Once a loan's rate is locked, we are exposed to market value risk because the price at which we can sell the loan will vary with movements in market interest rates. To manage that risk, we may take forward commitments to sell loans at a fixed price. Outstanding contracts to sell long term, fixed rate mortgage loans to Federal National Mortgage Association totaled $481,000 at September 30, 2003. Loans sold under these contracts may generate additional gains or losses on sale of mortgage loans in subsequent periods.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors
ASB Holding Company
Bloomfield, New Jersey


We have audited the accompanying consolidated statements of financial condition of ASB Holding Company and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASB Holding Company and subsidiaries as of September 30, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




                                      /s/Crowe Chizek and Company LLC

Oak Brook, Illinois
October 24, 2003

                               ASB HOLDING COMPANY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           September 30, 2003 and 2002
                        (In thousands except share data)

--------------------------------------------------------------------------------


                                                                      2003         2002
                                                                      ----         ----
ASSETS
Cash and cash equivalents
     Cash and due from banks                                       $   1,206    $   2,170
     Interest-bearing deposits                                        31,259        6,860
     Federal funds sold                                                5,900        8,300
                                                                   ---------    ---------
         Total cash and cash equivalents                              38,365       17,330

Securities available-for-sale                                        107,391       90,134
Securities held-to-maturity (fair value:
  2003 - $2,864, 2002 - $7,023)                                        2,839        6,970
Loans receivable, net of allowance for loan losses
  2003 - $1,371; 2002 - $1,117                                       262,844      208,374
Loans held for sale                                                      500           --
Premises and equipment                                                 3,939        3,786
Federal Home Loan Bank stock, at cost                                  3,150        2,200
Cash surrender value of life insurance                                 5,028        4,477
Accrued interest receivable                                            1,255        1,313
Other assets                                                           1,755          295
                                                                   ---------    ---------

     Total assets                                                  $ 427,066    $ 334,879
                                                                   =========    =========

LIABILITIES AND EQUITY
Deposits
     Non-interest-bearing                                          $  21,676    $  16,816
     Interest-bearing                                                271,150      247,771
                                                                   ---------    ---------
         Total deposits                                              292,826      264,587
Stock subscriptions received                                          52,137           --
Advance payments by borrowers for taxes
  and insurance                                                        2,079        1,713
Federal Home Loan Bank advances                                       55,000       44,000
Accrued expenses and other liabilities                                 2,685        2,707
                                                                   ---------    ---------
     Total liabilities                                               404,727      313,007

Commitments and contingent liabilities

Equity
     Preferred stock $.10 par value; 5,000,000 shares authorized          --           --
     Common stock $.10 par value; 20,000,000 shares
       authorized; 100 shares issued and outstanding                      --           --
     Additional paid in capital                                          100           --
     Retained earnings                                                22,644       21,341
     Accumulated other comprehensive income (loss)                      (405)         531
                                                                   ---------    ---------
         Total equity                                                 22,339       21,872
                                                                   ---------    ---------

              Total liabilities and equity                         $ 427,066    $ 334,879
                                                                   =========    =========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements

                               ASB HOLDING COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME
                     Years Ended September 30, 2003 and 2002
                        (In thousands except share data)

--------------------------------------------------------------------------------

                                                             2003       2002
                                                             ----       ----

Interest income
     Loans, including fees                               $   14,343   $   12,907
     Securities                                               2,918        4,414
     Federal funds sold and other                               215          257
                                                         ----------   ----------
         Total interest income                               17,476       17,578

Interest expense
     NOW and money market                                       290          211
     Savings                                                  2,307        2,196
     Certificates of deposit                                  3,439        4,158
     Federal Home Loan Bank advances                          2,834        2,264
                                                         ----------   ----------
         Total interest expense                               8,870        8,829
                                                         ----------   ----------

Net interest income                                           8,606        8,749

Provision for loan losses                                       254          105
                                                         ----------   ----------

Net interest income after provision
  for loan losses                                             8,352        8,644

Noninterest income
     Service charges on deposits                                265          240
     Income from cash surrender value of  life insurance        227          102
     Loss on sales of securities available-for- sale           (188)          --
     Gain on sales of loans held for sale                       151            7
     Other                                                      263          246
                                                         ----------   ----------
         Total noninterest income                               718          595

Noninterest expense
     Salaries and employee benefits                           4,507        3,969
     Data processing                                            543          486
     Occupancy and equipment                                    822          737
     Advertising                                                229          394
     Federal deposit insurance                                   43           36
     Other                                                      718          652
                                                         ----------   ----------
         Total noninterest expense                            6,862        6,274
                                                         ----------   ----------

Income before income taxes                                    2,208        2,965

Provision for income taxes                                      805        1,075
                                                         ----------   ----------


Net income                                               $    1,403   $    1,890
                                                         ==========   ==========

Earnings per share:
     Basic and diluted                                   $14,027.09   $18,899.42

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements

                               ASB HOLDING COMPANY
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                     Years Ended September 30, 2003 and 2002
                                 (In thousands)

--------------------------------------------------------------------------------

                                                                                 Accumulated
                                                                                     Other
                                                          Additional             Comprehensive
                                                            Paid in    Retained      Income       Total
                                                            Capital    Earnings      (Loss)      Equity
                                                            -------    --------      ------      ------

Balance at October 1, 2001                                $     --     $ 19,451     $    704    $ 20,155
Comprehensive income
    Net income                                                  --        1,890           --       1,890
    Unrealized holding loss on securities available-
      for-sale, net of tax effects                              --           --         (173)       (173)
                                                                                                --------

       Total comprehensive income                                                                  1,717
                                                          --------     --------     --------    --------

Balance at September 30, 2002                                   --       21,341          531      21,872

Initial funding of ASB Holding Company                         100         (100)          --          --

Comprehensive income
    Net income                                                  --        1,403           --       1,403
    Unrealized holding loss on securities available-
      for-sale, net of reclassification and tax effects         --           --         (936)       (936)
                                                                                                --------

       Total comprehensive income                                                                    467
                                                          --------     --------     --------    --------

Balance at September 30, 2003                             $    100     $ 22,644     $   (405)   $ 22,339
                                                          ========     ========     ========    ========









--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements

                               ASB HOLDING COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended September 30, 2003 and 2002
                                 (In thousands)

--------------------------------------------------------------------------------

                                                               2003        2002
                                                               ----        ----
Cash flows from operating activities
    Net income                                              $   1,403    $   1,890
    Adjustments to reconcile net income to net cash
      provided by operating activities
       Depreciation and amortization                              371          378
       Net amortization of premiums and discounts               1,036          422
       Losses on sales of securities available-for-sale           188           --
       Provision for loan losses                                  254          105
       Increase in cash surrender value of life insurance        (227)        (102)
       Gain on sale of other real estate owned                     (3)          --
       Gain on sale of loans                                     (151)          (7)
       Proceeds from sales of loans                             9,561          265
       Net change in loans held for sale                         (500)          --
       Decrease (increase) in accrued interest receivable          58         (165)
       Decrease (increase) in other assets                       (979)         184
       Change in deferred income taxes                            142         (126)
       Increase (decrease) in other liabilities                   (22)         840
                                                            ---------    ---------
          Net cash provided by operating activities            11,131        3,684

Cash flows from investing activities
    Net increase in loans receivable                          (64,194)     (42,415)
    Principal paydowns on securities held-to-maturity           4,133        3,231
    Purchases of securities available-for-sale               (111,503)     (58,906)
    Sales of securities available-for-sale                     21,026           --
    Principal paydowns on securities available-for-sale        70,435       20,143
    Purchase of Federal Home Loan Bank stock                   (1,660)        (225)
    Redemption of Federal Home Loan Bank stock                    710          325
    Purchase of bank-owned life insurance                        (324)      (4,375)
    Purchase of premises and equipment                           (524)        (355)
    Proceeds from sale of other real estate owned                  63           --
                                                            ---------    ---------
       Net cash used in investing activities                  (81,838)     (82,577)

Cash flows from financing activities
    Net increase in deposits                                   28,239       75,759
    Stock subscriptions received                               52,137           --
    Net change in advance payments by borrowers
      for taxes and insurance                                     366          355
    Repayment of Federal Home Loan Bank of New
      York advances                                            (4,000)     (14,000)
    Federal Home Loan Bank of New York advances                15,000       12,000
                                                            ---------    ---------
       Net cash provided by financing activities               91,742       74,114
                                                            ---------    ---------

Net change in cash and cash equivalents                        21,035       (4,779)

Cash and cash equivalents at beginning of period               17,330       22,109
                                                            ---------    ---------

Cash and cash equivalents at end of period                  $  38,365    $  17,330
                                                            =========    =========

--------------------------------------------------------------------------------

                                   (Continued)

                               ASB HOLDING COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended September 30, 2003 and 2002
                              (Tables in thousands)

--------------------------------------------------------------------------------

                                                                 2003      2002
                                                                 ----      ----

Supplemental cash flow information:
    Cash paid during the period for
       Interest                                                $ 8,839   $ 8,790
       Income taxes, net of refunds                              1,049     1,031

Supplemental disclosures of noncash investing transactions:
    Conversion of loans to other real estate owned             $    60   $    --



















--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of  Consolidation:  ASB Holding Company is a
-----------------------------------------------------
federally-chartered corporation organized in June 2003 that was formed for the purpose of acquiring all of the capital stock of American Savings Bank of NJ, which was previously owned by American Savings, MHC, a federally-chartered mutual holding company. American Savings Bank of NJ converted from a mutual to a stock savings bank in a mutual holding company reorganization in 1999 in which no stock was sold to any person other than American Savings, MHC. Currently all of the outstanding stock of American Savings Bank of NJ is held by ASB Holding Company and all of the outstanding stock of ASB Holding Company is held by American Savings MHC.

The consolidated financial statements include ASB Holding Company and its wholly-owned subsidiaries, American Savings Bank of NJ ("the Bank") and ASB Investment Corp ("the Investment Corp"), together referred to as "the Company". Intercompany transactions and balances are eliminated in consolidation.

The only business of the Company is the ownership of the Bank and the Investment Corp. The Bank provides a full range of banking services to individual and corporate customers in New Jersey. The Bank is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Investment Corp was organized for the purpose of selling insurance and investment products, including annuities, to customers of the Bank and the general public, with initial activities limited to the sale of fixed rate annuities. The Investment Corp has had no activity to date.

The accounting and reporting policies of the Company are based upon accounting principles generally accepted in the United States of America and conform to predominant practices within the banking industry. Significant accounting polices followed by the Company are presented below.

Use of Estimates: In preparing the financial statements,  management is required
----------------
to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for losses on loans, prepayment speed assumptions related to mortgage-backed securities and collateralized mortgage obligations, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.


--------------------------------------------------------------------------------

                                    Continued
                                       25

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A substantial portion of the Bank's loans are secured by real estate in the New Jersey market. In addition, a substantial portion of real estate owned is located in that same market. Accordingly, as with most financial institutions in the market area, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of the carrying amount of real estate owned are susceptible to changes in market conditions.

Cash and Cash  Equivalents:  For purposes of the statements of cash flows,  cash
--------------------------
and cash equivalents include cash on hand and in banks; interest-bearing deposits; and federal funds sold, which are generally sold for one-day periods.

Securities:  Securities  are  classified  as  held-to-maturity  and  carried  at
----------
amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized using the level yield method. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans:  Mortgages  on real estate and other loans are stated at the  outstanding
-----
principal amount of the loans, net of deferred loan fees and the allowance for loan losses. Interest income on loans is accrued and credited to interest income as earned. Loans are generally placed on nonaccrual status when they become delinquent 90 days or more as to principal or interest or when it appears that principal or interest is uncollectible. Interest accrued prior to a loan being placed on nonaccrual status is subsequently reversed. Interest income on nonaccrual loans is recognized only in the period in which it is ultimately collected. Loans are returned to an accrual status when factors indicating doubtful collectibility no longer exist.

The Bank defines the population of impaired loans to be all nonaccrual commercial real estate, multi-family, and land loans. Impaired loans are individually assessed to determine whether the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that may be collectively evaluated for impairment, such as residential mortgage loans and installment loans, are specifically excluded from the impaired loan portfolio.

Loans  Held-For-Sale:  Loans  held-for-sale  are carried at the lower of cost or
--------------------
market, using the aggregate method. Gains and losses on sales of mortgage loans are recognized at the time of sale.

--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance  For Loan  Losses:  The  allowance  for  loan  losses  is a  valuation
---------------------------
allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, peer group information, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flow using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Loan Fees: Loan fees and certain direct loan  origination  costs for originating
---------
mortgage loans are deferred and the net fee or cost is recognized into interest income using the interest method over the contractual lives of the loans.

Real Estate Owned:  When properties are acquired through  foreclosure,  they are
-----------------
transferred at the lower of the book value or estimated fair value and any required write-downs are charged to the allowance for loan losses. Subsequently, such properties are carried at the lower of the adjusted cost or fair value less estimated selling costs. Estimated fair value of the property is generally based on an appraisal. The Bank maintains an allowance for real estate owned losses for subsequent declines in estimated fair value. Expenses of holding foreclosed properties, net of other income, are charged to operations as incurred. Gains and losses from sales of such properties are recognized as incurred.

Premises and Equipment: Land is carried at cost. Office properties and equipment
----------------------
are carried at cost, less accumulated depreciation. Office buildings and improvements are depreciated using the straight-line method with useful lives ranging from 20 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.

Mortgage  Servicing  Rights:  Servicing  assets represent the allocated value of
---------------------------
retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. Mortgage

--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

servicing rights totaled $70,289 and $11,122 at September 30, 2003 and 2002 and are included with other assets on the balance sheet.

Income  Taxes:  The  provision for income taxes is the total of the current year
-------------
income tax due or refundable and the change in the deferred tax assets and liabilities. Deferred tax assets and liabilities are the estimated future tax consequences attributable to differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases, computed using enacted tax rates. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not there will be sufficient taxable income in future years to realize the deferred tax assets.

Earnings Per Common Share: Basic earnings per common share is net income divided
-------------------------
by the weighted average number of common shares outstanding during the period. The weighted average common shares outstanding were 100 for the years ended September 30, 2003 and 2002. There were no potentially dilutive securities for the years ended September 30, 2003 and 2002.

As described in Note 2, on October 3, 2003, the Company completed a minority stock offering in which a total of 5,554,500 common shares were issued, which would have changed materially the number of common shares outstanding if this had occurred before the end of the period.

Comprehensive  Income:  Comprehensive  income  consists  of net income and other
---------------------
comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

New  Accounting  Pronouncements:  On October 1, 2002,  the Financial  Accounting
-------------------------------
Standards Board issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions." Statement No. 147 was
effective October 1, 2002, and may be early applied. Statement No. 147 supersedes Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." Statement No. 147 provides guidance on the accounting for the acquisition of a financial institution, and applies to all such acquisitions except those between two or more mutual enterprises. Adoption of Statement No. 147 on October 1, 2002 did not have a material effect on the Company's consolidated financial position or results of operations as the Company had not previously acquired any financial institution branches.

On December 31, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure." Statement No. 148 is effective for the 2002 annual financial statements as well as interim financial statements starting in the first quarter of 2003. Statement No. 148 requires more prominent disclosure of how an entity's accounting policy for stock based compensation affects net income, including moving the pro-forma table of the effect of not following FAS 123

--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE  1  -  SUMMARY  OF  SIGNIFICANT   ACCOUNTING  POLICIES

to Note 1, Summary of Significant Accounting Policies. Statement No. 148 also provides additional choices on how to adopt FAS 123. The adoption of Statement No. 148 did not have any impact on the Company's financial condition or results of operations.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." Statement No. 149 is effective for contracts entered into or modified after June 30, 2003, except for hedging activities designated after June 30, 2003 and Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003. Statement No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Financial Accounting Standards Board No. 133, "Accounting for Derivative Instruments and Hedging Activities." Adoption of Statement No. 149 in April 2003 did not have any impact on the Company's financial condition or results of operations.

On May 31, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Statement No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. Statement No. 150 requires that an issuer classify components of financial instruments as liabilities or equity based upon the particular characteristics of such components. If an instrument contains both liability and equity components, the separate components would be reported in the balance sheet as a liability or equity, as applicable, rather than presenting those components on a aggregate basis entirely as a liability or entirely as equity. Adoption of Statement No. 150 did not have any impact on the Company's financial condition or results of operations.

In December 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 requires a guarantor to make additional disclosures in its interim and annual financial statements regarding the guarantor's obligations. FIN 45 also requires, under certain circumstances, that a guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken when issuing the guarantee. The adoption of FIN 45 did not have any impact on the Company's financial condition or results of operation.

--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. FIN 46 is effective immediately for VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46 will apply in the first interim period or fiscal year beginning after December 15, 2003. Management believes the implementation of FIN 46 will not have a material impact on the Company's financial statements.

Loss  Contingencies:  Loss  contingencies,  including  claims and legal  actions
-------------------
arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Reclassifications:  Some  items in the  prior  year  financial  statements  were
-----------------
reclassified to conform to the current presentation.


NOTE  2- SUBSEQUENT EVENT

On February 10, 2003, the Board of Directors of the Bank adopted a plan to form ASB Holding Company, a new mid-tier holding company subsidiary of American Savings, MHC (the MHC), with the concurrent sale of the Company's common stock in an amount equal to 30% of the pro forma market value of the Company and the Bank after giving effect to the offering.

On October 3, 2003, the Company completed a minority stock offering and sold 1,666,350 shares of common stock at $10 per share and received proceeds of $14,727,000 net of conversion expenses of $603,000 and unfunded ESOP proceeds of $1,333,000. The Company contributed $9,616,000 or approximately 65% of the net proceeds to the Bank in the form of a capital contribution.

Accordingly, the MHC holds 70%, or 3,888,150 shares, of the outstanding stock of the Company, with the remaining 30% held by the public. The Company holds 100% of the Bank. The Bank may not pay dividends to the Company if the dividends would cause the Bank to fall below the "well capitalized" capital threshold.

Offering costs were deferred and deducted from the proceeds of the shares sold in the stock offering. At September 30, 2003, $408,311 of costs were deferred and included in other assets on the balance sheet.

The Company also had stock subscriptions received totaling $52,137,000 at September 30, 2003 pending completion of the Company's initial public offering. At the time of closing gross

--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------

proceeds of $15,330,000 became capital of the Company with the remainder returned on oversubscriptions.


NOTE 3 - SECURITIES

The fair value of securities available-for-sale were as follows:

                                                    Gross         Gross
                                        Fair     Unrealized    Unrealized
                                        Value       Gains        Losses
                                        -----       -----        ------
2003
----
U.S. Government and federal agency    $ 13,484    $      6     $    (60)
Mortgage-backed
    FHLMC                                  346          --           (3)
    FNMA                                16,664          20         (341)
    GNMA                                   320           7           --
Collateralized mortgage obligations
    Agency                              61,685         201         (403)
    Non-agency                           4,962          --          (31)
Mutual fund                              9,930          --          (70)
                                      --------    --------     --------

                                      $107,391    $    234     $   (908)
                                      ========    ========     ========

                                                    Gross         Gross
                                        Fair     Unrealized    Unrealized
                                        Value       Gains        Losses
                                        -----       -----        ------
2002
----

Mortgage-backed
    FHLMC                              $   885     $     4      $    --
    FNMA                                 2,213          35           (2)
    GNMA                                   513           6           --
Collateralized mortgage obligations
    Agency                              57,346         571          (14)
    Non-agency                          19,177         291           (7)
Mutual fund                             10,000          --           --
                                       -------     -------      -------

                                       $90,134     $   907      $   (23)
                                       =======     =======      =======

--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 3 - SECURITIES (Continued)

The amortized cost and fair value of securities held-to-maturity were as follows:

                                                       Gross         Gross
                                      Amortized     Unrealized    Unrealized      Fair
                                        Cost           Gains        Losses        Value
                                        ----           -----        ------        -----
2003
----
Mortgage-backed
    FHLMC                             $   657        $     3       $    (1)     $   659
    FNMA                                1,513              7            (4)       1,516
    GNMA                                  476             14            --          490
Collateralized mortgage obligations
    Agency                                193              6            --          199
                                      -------        -------       -------      -------

                                      $ 2,839        $    30       $    (5)     $ 2,864
                                      =======        =======       =======      =======

2002
----
Mortgage-backed
    FHLMC                             $   986        $     8       $    --      $   994
    FNMA                                2,197             14            (2)       2,209
    GNMA                                  711             16            --          727
Collateralized mortgage obligations
    Agency                              3,076             26            (9)       3,093
                                      -------        -------       -------      -------

                                      $ 6,970        $    64       $   (11)     $ 7,023
                                      =======        =======       =======      =======

Proceeds from sales of securities amounted to $21,026,000 during the year ended September 30, 2003 resulting in gross gains of $0 and gross losses of $188,000. There were no securities sales during the year ended September 30, 2002.

The fair value of debt securities and carrying amount, if different, at September 30, 2003 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.





--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 3 - SECURITIES (Continued)

                                                               Available
                                      Held-to-Maturity         for Sale
                                  Carrying        Fair           Fair
                                   Amount         Value          Value
                                   ------         -----          -----

    Due from one to five years   $     --       $     --       $ 13,484
    Mortgage-backed                 2,839          2,864         83,977
    Mutual fund                        --             --          9,930
                                 --------       --------       --------

         Total                   $  2,839       $  2,864       $107,391
                                 ========       ========       ========

Securities with carrying values of $4,481,971 and $2,665,410 at September 30, 2003 and 2002, respectively, were pledged to secure public deposits and advances as required or permitted by law.

NOTE 4 - LOANS

Loans at period-end were as follows:
                                         2003         2002
                                         ----         ----
   Mortgage loans:
       One-to-four-family            $ 215,484    $ 167,564
       Multi-family and commercial      36,202       29,503
       Construction                      1,233        4,875
   Consumer                                780          795
   Home equity                           8,893        6,904
   Commercial                            1,610        2,298
                                     ---------    ---------
       Total loans                     264,202      211,939

   Allowance for loan losses            (1,371)      (1,117)
   Net deferred loan costs                 796          673
   Loans in process                       (783)      (3,121)
                                     ---------    ---------

    Loans, net                       $ 262,844    $ 208,374
                                     =========    =========


--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 4 - LOANS (Continued)

Certain directors and officers of the Bank and companies with which they are affiliated have obtained loans from the Bank on various occasions. A summary of such loans made by the Bank in the ordinary course of business is as follows:

                                                                 2003            2002
                                                                 ----            ----

     Beginning balance                                        $       520    $       285
         New loans                                                    624            307
         Effect of changes in related parties                         265              -
         Repayments                                                  (267)           (72)
                                                              -----------    -----------

     Ending balance                                           $     1,142    $       520
                                                              ===========    ===========

Activity in the allowance for loan losses was as follows:

                                                                 2003            2002
                                                                 ----            ----

     Balance at beginning of year                             $     1,117    $     1,009
     Provision charged to income                                      254            105
     Charge-offs                                                        -             (1)
     Recoveries                                                         -              4
                                                              -----------    -----------

         Balance at end of year                               $     1,371    $     1,117
                                                              ===========    ===========

Mortgage loans serviced for others are not included in the accompanying financial statements. At September 30, 2003 and 2002, the unpaid principal balances of these loans totaled $16,103,798 and $14,817,842, respectively.




--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 4 - LOANS (Continued)

Impaired loans were as follows:

                                                             2003        2002
                                                             ----        ----

     Period-end loans with no allocated allowance
       for loan losses                                      $   294    $   528
     Period-end loans with allocated allowance
       for loan losses                                          250        175
                                                            -------    -------

         Total                                              $   544    $   703
                                                            =======    =======

     Amount of the allowance for loan losses allocated      $   125    $    88
     Average of impaired loans during the period                623        695
     Interest income recognized during impairment                18         26
     Cash-basis interest income recognized                       18         26

Nonperforming loans were as follows:

                                                             2003        2002
                                                             ----        ----

     Loans past due over 90 days still on accrual           $    --    $    --
     Nonaccrual loans                                           517        570

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.


NOTE 5 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:

                                                             2003        2002
                                                             ----        ----

     Securities                                             $   352    $   400
     Loans receivable                                           903        913
                                                            -------    -------

                                                            $ 1,255    $ 1,313
                                                            =======    =======
--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

                                        2003        2002
                                        ----        ----

Land                                   $  840      $  840
Office buildings and improvements       3,248       3,077
Furniture and equipment                 3,305       2,952
                                       ------      ------
                                        7,393       6,869
Less accumulated depreciation           3,454       3,083
                                       ------      ------

    Total                              $3,939      $3,786
                                       ======      ======


NOTE 7 - DEPOSITS

Deposit accounts are summarized as follows:

                                        2003        2002
                                        ----        ----

Demand deposits                      $ 21,676    $ 16,816
NOW and money market accounts          21,721      27,733
Savings accounts                      127,720     101,433
Certificates of deposit               121,709     118,605
                                     --------    --------

    Total deposits                   $292,826    $264,587
                                     ========    ========

Certificates of deposit accounts with balances over $100,000 totaled $27,756,666 and $25,566,318 at September 30, 2003 and 2002, respectively. All other deposit accounts with balances over $100,000 totaled $70,174,744 and $54,000,447 at September 30, 2003 and 2002, respectively. Deposit balances over $100,000 are not federally insured.




--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 7 - DEPOSITS (Continued)

Scheduled maturities of certificates of deposit were as follows:

                  2004                                      $   87,624
                  2005                                          13,541
                  2006                                           2,534
                  2007                                          10,878
                  2008 and thereafter                            7,132
                                                            ----------

                                                            $  121,709
                                                            ==========


NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

The Bank has multiple advances with the Federal Home Loan Bank (FHLB) with maturities through 2013 and rates ranging from 2.80% to 6.94% at September 30, 2003. One $2.0 million advance with a coupon of 5.797% maturing in 2008 is callable in 2005. The remaining $53.0 million of FHLB advances are non-callable. Scheduled repayments and maturities of fixed rate advances from the Federal Home Loan Bank are as follows:

                                   Weighted
                                 Average Rate
                                     2003              2003       2002
                                     ----              ----       ----

     Maturing in 2003                  --%         $     --       4,000
     Maturing in 2004                5.52             4,000       4,000
     Maturing in 2005                6.24             2,000       2,000
     Maturing in 2006                4.11             9,000       4,000
     Maturing in 2007                5.52             4,000       4,000
     Maturing in 2008                5.51            12,000      11,000
     Maturing in 2009                4.96             6,000       4,000
     Maturing in 2010                5.15             6,000       4,000
     Maturing in 2011                5.18             6,000       4,000
     Maturing in 2012                5.22             5,000       3,000
     Maturing in 2013                4.79             1,000          --
                                                   --------    --------

                                     5.13          $ 55,000    $ 44,000
                                                   ========    ========



--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

At September 30, 2003 and 2002, the advances are secured primarily by mortgage-backed securities, mortgage loans, and all stock in the Federal Home Loan Bank under a blanket collateral agreement for the amount of the note outstanding. At September 30, 2003, the Bank's borrowing limit with the FHLB was approximately $106.8 million.


NOTE 9 - INCOME TAXES

An analysis of the provision for income taxes is as follows:

                                           2003             2002
                                           ----             ----

Current                                  $   663          $ 1,201
Deferred                                     142             (126)
                                         -------          -------

                                         $   805          $ 1,075
                                         =======          =======

A reconciliation of income tax expense at the statutory federal income tax rate and the actual income tax expense was as follows:

                                           2003            2002
                                           ----            ----

Federal income
  tax expense at statutory rate          $   751          $ 1,008
Increase in taxes resulting from
    State income taxes, net of
      federal benefit                        120              154
    Tax-exempt income from
      life insurance                         (77)             (35)
    Other, net                                11               12
    Deferred tax adjustment -
      state tax rate change                   --              (64)
                                         -------          -------

         Income tax expense              $   805          $ 1,075
                                         =======          =======




--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 9 - INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                               2003        2002
                                                               ----        ----

Deferred tax assets
    Unrealized loss on securities available-for-sale         $  269          --
    Provision for loan losses                                   527         438
    Deferred loan origination fees                                9          13
    Accrued expenses and other liabilities                      620         529
                                                             ------      ------
         Total gross deferred tax assets                      1,425         980

Deferred tax liabilities
    Depreciation                                                148         116
    Deferred loan origination costs                             535         397
    Unrealized gain on securities available-for-sale             --         353
    Other                                                       182          34
                                                             ------      ------
         Total gross deferred tax liabilities                   865         900
                                                             ------      ------

             Net deferred tax asset                          $  560      $   80
                                                             ======      ======

Effective for the Bank on January 1, 2002, the State of New Jersey enacted an income tax rate change for savings institutions from 3% to 9%. This change in tax rate has been reflected in the current period and the deferred inventory has been adjusted accordingly.

Retained earnings includes allocations for federal income tax purposes representing tax bad debt deductions of approximately $1,500,000 through September 30, 2003 on which no tax has been paid and no deferred federal income taxes have been provided. The related amount of deferred tax liability is approximately $599,000. Reductions of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.


NOTE 10 - BENEFIT PLANS

The Bank has a directors' retirement plan that provides retirement benefits to all members of the Board of Directors vested under the plan in accordance with the plan document. During the years ended September 30, 2003 and 2002, the Bank accrued expenses related to the plan totaling $124,404 and $185,613, respectively.

--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 10 - BENEFIT PLANS (Continued)

The Bank has a 401(k) profit sharing plan covering substantially all employees. Contributions to the plan are made at the discretion of the Board of Directors and charged to expense annually. The plan also allows participant salary deferrals into the plan along with a matching contribution provided by the Bank. Total expenses related to the plan, including employer match and profit sharing contributions, were $242,450 and $205,477 for the years ended September 30, 2003 and 2002.

During 2002, the Bank implemented a supplemental executive retirement plan that provides benefits to certain key officers in accordance with the plan document. During the years ended September 30, 2003 and 2002, Bank expenses related to the plan totaled $233,332 and $86,770. During 2002, the Bank also purchased bank-owned life insurance on the individuals covered by the supplemental executive retirement plan.

In December 2002, the Bank and four of the Bank's officers entered into employment agreements commencing on January 1, 2003. The Chief Executive Officer's agreement was for a three-year term and the others were for two-year terms. In the event of the involuntary termination of the officer's employment following any change in control of the Bank or Parent, absent just cause, the officer shall be paid an amount equal to two times, or three times in the case of the Chief Executive Officer, the officer's five-year average annual taxable cash compensation. In the event the officer's employment is terminated by the Bank without just cause, the Bank is obligated to continue to pay the salary up to the date of termination of the remaining term of the agreement.

The Company has also entered into an employment agreement with the Chief Executive Officer with terms of which are substantially the same as the employment agreement with the Bank. However, it provides that if employment is terminated without just cause as defined in the agreement, he will be entitled to a continuation of his salary for three years from the date of termination.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to fund loans and previously approved unused lines of credit. The Bank's exposure to credit loss in the event of nonperformance by the parties to these financial instruments is represented by the contractual amount of the instruments. The Bank uses the same credit policy for commitments as it uses for on-balance-sheet items.



--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------



NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

The contract amount of these financial instruments is summarized as follows:

                                                 2003        2002
                                                 ----        ----

     Commitments to extend credit              $ 11,590    $ 17,829
     Unused lines of credit                      10,286       9,357
     Construction loans in process                  783       3,121

Fixed rate loan commitments totaled $3,827,000 at September 30, 2003 and have interest rates ranging from 5.125% to 6.500%.

Since many commitments expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include commercial and residential real estate and other business and consumer assets.



NOTE 12 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.


--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------



NOTE 12 - REGULATORY CAPITAL REQUIREMENTS (Continued)

The Bank's actual and required capital amounts and ratios are presented below.

                                                                                                 To Be Well
                                                                        For Capital           Capitalized Under
                                                                         Adequacy             Prompt Corrective
                                                  Actual                 Purposes                  Action
                                           --------------------    --------------------    --------------------
                                              Amount      Ratio       Amount      Ratio     Amount        Ratio
                                              ------      -----       ------      -----     ------        -----

As of September 30, 2003
    Total capital (to risk-weighted
      assets)                                $24,015       11.9%     $16,124       8.0%     $20,155         10.0%
    Tier I capital (to risk-weighted)
      assets)                                 22,644       11.2        8,062       4.0       12,093          6.0
    Tier I (core) capital (to adjusted
      total assets)                           22,644        5.3       17,099       4.0       21,374          5.0


As of September 30, 2002:
    Total capital (to risk-weighted
      assets)                                $22,440       13.9%     $12,946       8.0%     $16,182         10.0%
    Tier I capital (to risk-weighted
      assets)                                 21,341       13.2        6,473       4.0        9,709          6.0
    Tier I (core) capital (to adjusted
      total assets)                           21,341        6.4       13,374       4.0       16,717          5.0


As of September 30, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following is a reconciliation of the Bank's equity under accounting principles generally accepted in the United States of America (GAAP) to regulatory capital as of the dates indicated (in thousands):

                                                         2003            2002
                                                         ----            ----
GAAP equity                                         $    22,239    $    21,872
Accumulated other comprehensive (income) loss               405           (531)
                                                    -----------    -----------
    Tier I capital                                       22,644         21,341
General regulatory allowance for loan losses              1,371          1,099
                                                    -----------    -----------

    Total capital                                   $    24,015    $    22,440
                                                    ===========    ===========

--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of financial instruments were as follows:

                                                 2003                      2002
                                                 ----                      ----
                                                     Estimated                 Estimated
                                         Carrying       Fair       Carrying      Fair
                                          Amount        Value       Amount       Value
                                          ------        -----       ------       -----
Financial assets
    Cash and cash
      equivalents                        $ 38,365    $ 38,365      $ 17,330    $ 17,330
    Securities available-
      for-sale                            107,391     107,391        90,134
                                                                                 90,134
    Securities held-to-
      maturity                              2,839       2,864         6,970       7,023
    Loans receivable, net                 262,844     266,169       208,374     213,920
    Loans held for sale                       500         500            --          --
    Federal Home Loan
      Bank stock                            3,150       3,150         2,200       2,200
    Accrued interest
      receivable                            1,255       1,255         1,313       1,313

Financial liabilities
    Deposits                             $292,826    $294,690      $264,587    $266,408
    Stock subscriptions received           52,137      52,137            --          --
    Advance payments
      by borrowers for
      taxes and insurance                   2,079       2,079         1,713       1,713
    Federal Home Loan
      Bank advances                        55,000      59,490        44,000      47,870
    Accrued interest
      payable                                 260         260           229         229


The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, stock subscriptions received, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt, including Federal Home Loan Bank advances, is based on current rates for similar financing. The fair value of off-

--------------------------------------------------------------------------------

                                    Continued

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of these off-balance sheet items is not material.


NOTE 14 - OTHER COMPREHENSIVE LOSS

Other comprehensive loss components and related taxes were as follows.

                                                       2003        2002
                                                       ----        ----

     Unrealized holding losses on
       available-for-sale securities                $  (1,746)   $  (215)
     Reclassification adjustments for losses
       later recognized in income                         188          -
                                                    ---------    -------
     Net unrealized gains and losses                   (1,558)      (215)
     Tax effect                                           622         42
                                                    ---------    -------

Other comprehensive loss                            $    (936)   $  (173)
                                                    =========    =======


NOTE 15 - QUARTERLY FINANCIAL DATA (UNAUDITED)

                      Interest   Net Interest    Net       Earnings per Share
                       Income      Income       Income   Basic and Fully Diluted
                       ------      ------       ------   -----------------------
2003
    First quarter     $ 4,437     $ 2,184       $ 364          $ 3,641.37
    Second quarter      4,405       2,154         269            2,688.79
    Third quarter       4,413       2,227         500            4,995.04
    Fourth quarter      4,220       2,042         270            2,701.89

2002
    First quarter     $ 4,236     $ 1,858       $ 282          $ 2,815.53
    Second quarter      4,384       2,250         539            5,390.71
    Third quarter       4,443       2,313         563            5,635.06
    Fourth quarter      4,515       2,328         506            5,058.12






--------------------------------------------------------------------------------

                             DIRECTORS AND OFFICERS


Directors of ASB Holding
Company and American           Officers of                    Officers of
Savings Bank of NJ             ASB Holding Company            American Savings Bank of NJ
------------------             -------------------            ---------------------------

Joseph Kliminski               Joseph Kliminski               Joseph Kliminski
President and Chief            President and Chief            President and Chief
Executive Officer              Executive Officer              Executive Officer

W. George Parker               Richard M. Bzdek               Richard M. Bzdek
Chairman of the Board          Executive Vice President,      Executive Vice President,
President and Chief            Chief Operating Officer        Chief Operating Officer
Executive Officer of           and Secretary                  and Secretary
Adco Chemical Company
                               Eric B. Heyer                  Eric B. Heyer
James H. Ward III              Sr. Vice President,            Sr. Vice President,
Vice Chairman,                 Treasurer and Chief            Treasurer and Chief
Retired Investor               Financial Officer              Financial Officer

Robert A. Gaccione                                            Catherine Bringuier
Partner of the law firm                                       Sr. Vice President and
Gaccione, Pomaco                                              Chief Lending Officer
& Malanga P.C.
                                                              Robert J. Pavics
H. Joseph North                                               Vice President Internal
Retired Town Administrator                                    Auditor
of Bloomfield, NJ
                                                              Josephine Castaldo
Stanley Obal                                                  Vice President Branch
Retired owner of Obal's                                       Administrations
Inn tavern and restaurant
                                                              John Scognamiglio
Vincent S. Rospond                                            Vice President Controller
Attorney and majority
stockholder of the law firm
Rospond, Rospond & Conte,
P.A.


                       INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at 4:00 p.m., on January 20, 2004 at the Oakeside-Bloomfield Cultural Center located at 240 Belleville Avenue, Bloomfield, New Jersey.

Stock Listing

ASB Holding Company common stock is listed on the OTC Bulletin Board under the symbol "ASBH."

At November 28, 2003 there were 5,554,500 shares of ASB Holding Company common stock outstanding (including unallocated ESOP shares) and there were 634 registered holders of record.

Stockholder and General Inquiries          Transfer Agent


ASB Holding Company                        Registrar and Transfer Company
365 Broad Street                           10 Commerce Drive
Bloomfield, New Jersey 07003               Cranford, New Jersey 07016
(973) 748-3600                             (800) 525-7686
Attention: Eric B. Heyer
Investor Relations

Annual Reports

A copy of the ASB Holding Company's Annual Report on Form 10-KSB without exhibits for the year ended September 30, 2003, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Eric B. Heyer, Investor Relations, ASB Holding Company, 365 Broad Street, Bloomfield, New Jersey, 07003.

                                OFFICE LOCATIONS

Main Office
-----------
     365 Broad Street
     Bloomfield, New Jersey  07003
     (973) 748-3600

              Main Office Drive Up Facility
              16 Pitt Street
              Bloomfield, New Jersey 07003

Cedar Grove Branch
------------------
     310 Pompton Avenue
     Cedar Grove, New Jersey 07009
     (973) 239-6450