Form 10KSB, Exhibit 13
period 2004-09-30
ASB HOLDING CO
filed 2004-12-29
CIK 1230833

ASB HOLDING COMPANY

                               2004 ANNUAL REPORT

                                TABLE OF CONTENTS

Letter from the President and CEO.............................................................1

Selected Consolidated Financial and Other Data................................................2

Management's Discussion and Analysis of Financial Condition and Results of Operations.........4

Report of Independent Registered Public Accounting Firm......................................21

Consolidated Statements of Financial Condition...............................................22

Consolidated Statements of Income............................................................23

Consolidated Statements of Changes in Equity.................................................24

Consolidated Statements of Cash Flows........................................................25

Notes to Consolidated Financial Statements...................................................27

Directors and Officers.......................................................................47

Investor and Corporate Information...........................................................48

Office Locations.............................................................................49

                        LETTER FROM THE PRESIDENT AND CEO


To Our Stockholders and Customers:

         On behalf of the Board of Directors, officers and employees of ASB Holding Company and its wholly-owned subsidiary, American Savings Bank of NJ, it is my privilege to present our 2004 Annual Report.

         Following the completion of our initial public offering on October 3, 2003 in which ASB Holding Company sold 30% of its outstanding common stock to the public at $10.00 per share, our common stock began trading on the OTC Bulletin Board under the symbol "ASBH". I am proud to report that since our IPO, shares of the company's stock have generally traded in the range of $15.00 to $17.00.

         During fiscal 2004, we continued to build on the success of our initial public offering. Earnings from the investment of the stock offering proceeds, coupled with the balance sheet growth supported by this additional capital, helped us to achieve net income of $2.2 million for the year ended September 30, 2004. This represents an increase of 54.1% over the $1.4 million of net income reported for the prior year ended September 30, 2003. Additionally, our net interest rate spread and net interest margin improved for fiscal 2004 by 14 and 16 basis points, respectively, as the level of market interest rates increased from their historical lows and slowed the pace of loan refinancings.

         Because our initial public offering was completed on October 3, 2003 - after the end of our 2003 fiscal year - total assets and liabilities at September 30, 2003 included the $52.1 million of stock subscriptions received in the offering. Of these subscriptions, $36.8 million was returned as oversubscriptions while $15.3 million became new capital of the company. Excluding the stock subscriptions received from total assets at September 30, 2003 and the capital raised in the offering from total assets at September 30, 2004, we experienced actual asset growth of $34.7 million, or 9.2% during the year. Loans receivable, net increased 17.6% to approximately $309.0 million from $262.8 million while deposits increased 10.2% to approximately $322.7 million from $292.8 million.

         As a result of our improved earnings and our commitment to enhancing stockholder value, the Board of Directors declared a special cash dividend of $0.75 per share to stockholders of record as of December 6, 2004. Payment of our first cash dividend was an important step in our evolution as a public company and we were pleased to distribute a portion of our earnings to our stockholders.

         I would like to sincerely thank our officers, directors and employees for their continued commitment and dedication. With their support and the continued confidence of our investors, we look forward to future improvements in growth and earnings.

                                           Sincerely,

                                           /s/Joseph Kliminski

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

                                                                    At September 30,
                                                          2004            2003          2002
                                                          ----            ----          ----
                                                                     (In thousands)
SELECTED FINANCIAL DATA:
Total assets                                           $   424,944   $   427,066   $   334,879
Cash and cash equivalents                                    8,034        38,365        17,330
Loans receivable, net                                      308,970       262,844       208,374
Securities available-for-sale                               89,495       107,391        90,134
Securities held-to-maturity                                  2,794         2,839         6,970
Federal Home Loan Bank stock                                 2,890         3,150         2,200
Deposits                                                   322,716       292,826       264,587
Total borrowings                                            57,491        55,000        44,000
Total equity                                                39,314        22,339        21,872


                                                                      Years ended
                                                                      September 30,
                                                          2004            2003          2002
                                                          ----            ----          ----
                                                                     (In thousands)
SELECTED OPERATING DATA:
Total interest income                                  $    18,204   $    17,476   $    17,578
Total interest expense                                       8,105         8,870         8,829
                                                       -----------   -----------   -----------
    Net interest income                                     10,099         8,606         8,749
Provision for loan losses                                      207           254           105
                                                       -----------   -----------   -----------
Net interest income after provision for loan losses          9,892         8,352         8,644
Noninterest income                                           1,298           718           595
Noninterest expense                                          7,657         6,862         6,274
                                                       -----------   -----------   -----------
Income before income taxes                                   3,533         2,208         2,965
Income tax provision                                         1,371           805         1,075
                                                       -----------   -----------   -----------
    Net income                                         $     2,162   $     1,403   $     1,890
                                                       ===========   ===========   ===========

                                                           At or for the year ended
                                                                  September 30,
                                                           2004        2003        2002
                                                           ----        ----        ----
SELECTED FINANCIAL DATA*:
Performance Ratios:
   Return on average assets (1)                            0.54%       0.39%       0.63%
   Return on average equity (2)                            5.77        6.48        9.30
   Return on average equity excluding accumulated
     other comprehensive income (3)                        5.69        6.51        9.52
   Net interest rate spread (4)                            2.28        2.14        2.63
   Net interest margin (5)                                 2.60        2.44        3.00
   Operating (noninterest) expense to average
     total assets                                          1.92        1.89        2.09
   Efficiency ratio (6)                                   67.18       73.60       67.14
   Average interest-earning assets to average
     interest-bearing liabilities                        115.67      111.69      112.30

Capital Ratios:
   Equity to total assets at end of period                 9.25        5.23        6.53
   Average equity to average assets                        9.37        5.98        6.78

Asset Quality Ratios:
   Non-performing loans to total loans (7)                 0.17        0.20        0.27
   Non-performing assets to total assets (7)               0.12        0.12        0.17
   Net charge-offs to average loans outstanding            0.00        0.00        0.00
   Allowance for loan losses to non-performing
     loans (7)                                           304.05      265.18      195.96
   Allowance for loan losses to total loans                0.50        0.52        0.53

PER SHARE DATA:
Earnings per share:
   Basic and diluted                                   $   0.40    $   0.36    $   0.49


* Certain ratios were significantly affected by stock subscriptions received totaling $52.1 million at September 30, 2003 pending completion of the Company's initial public offering, which closed on October 3, 2003. At the time of closing, approximately $15.3 million became capital of the Company with the remainder returned on oversubscriptions.

(1)  Net income divided by average total assets.
(2)  Net income divided by average total equity.
(3) The denominator, average equity, excludes the FAS 115 market value adjustment, net of tax, of $(508,000), $74,000, and $475,000 for the periods ended September 30, 2004, September 30, 2003, and September 30, 2002. FAS 115 market value adjustments represent gains/losses that have not been recognized through the income statement and are therefore excluded in this performance ratio. Changes in interest rates may significantly impact the market value adjustments of securities and therefore may cause significant fluctuations in ROE. Because these market value adjustments will only be realized if and when the securities are sold we believe this performance ratio is more meaningful to disclose excluding the FAS 115 market value adjustments.
(4) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(5)  Net interest income as a percentage of average interest-earning assets.
(6) Noninterest expense divided by the sum of net interest income and noninterest income.
(7) Nonperforming loans consist of nonaccrual loans and loans greater than 90 days delinquent and still accruing.

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

General

         The Company's results of operations depend primarily on its net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on interest-bearing liabilities. It is a function of the average balances of loans and investments versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds. Our interest-earning assets consist primarily of residential mortgage loans, multi-family and commercial real estate mortgage loans, residential mortgage-related securities and U.S. Agency debentures. Interest-bearing liabilities consist primarily of retail deposits and borrowings from the Federal Home Loan Bank of New York.

         Declining interest rates in the two years preceding our prior fiscal year ending September 30, 2003 resulted in acceleration of asset prepayments due primarily to mortgage refinancing. The negative impact on interest income from earning assets refinancing to lower market interest rates was exacerbated during that period by the accelerated amortization of the remaining balance of net deferred origination costs and net premiums relating to such assets. This reduction in earning asset yields was partially offset by a reduction in the Company's cost of retail deposits. However, the reduction in the Company's overall cost of liabilities lagged that of its deposits due to its balance of higher costing, long term, fixed rate FHLB borrowings previously drawn for interest rate risk management purposes. Together, these factors resulted in reduction of the Company's net interest margin and its net income through that period.

         During the Company's current fiscal year, the general level of market interest rates increased from the historical lows of the prior year. One initial impact of such increases has been to slow the pace of loan refinancing thereby reducing the rate at which the Company's earning assets prepay. Slowing prepayments have, in turn, resulted in a corresponding reduction in the amortization of deferred costs and premiums thereby increasing the Company's earning asset yields. The Company's cost of interest-bearing liabilities has lagged the upward movement in current market interest rates and, after decreasing for thirteen consecutive quarters, was unchanged for the quarters ended March 31, 2004 and June 30, 2004 before increasing modestly for the quarter ended September 30, 2004. As a result, the Company is reporting a 16 basis point improvement in its net interest margin to 2.60% for the year ended September 30, 2004 from 2.44% for the year ended September 30, 2003.

         Our results of operations also depend on our provision for loan losses, non-interest income, and non-interest expense. Non-performing loans continued to shrink as a percentage of total assets during fiscal 2004. Consequently, current year loss provisions result primarily from the overall growth in portfolio loans with only $4,200 in additional provisions required for specifically impaired loans.

         Non-interest income includes deposit service fees and charges, income on the cash surrender value of life insurance, gains on sales of loans and securities, gains on sales of other real estate owned and loan related fees and charges. As a percentage of average assets, annualized non-interest income for the past four quarters has ranged from 0.25% to 0.47% and averaged 0.32% for the year ended September 30, 2004. Excluding gains and losses on sales of loans, securities, and other real estate owned, non-interest income increased 6 basis points to 0.27% of average assets for the current fiscal year compared with 0.21% for the prior fiscal year. Much of this increase results from comparatively higher levels of recurring deposit service fees and charges. A lesser portion results from comparatively higher loan prepayment fees which are expected to diminish as such prepayments are expected to continue to slow.

         Gains and losses on sale of loans, which are excluded in the comparison above, typically result from the Company selling long term, fixed rate mortgage loan originations into the secondary market for interest rate risk management purposes. Demand for such loans typically fluctuates with market interest rates. As interest rates rise, market demand for long term, fixed rate mortgage loans diminishes in favor of hybrid ARMs which the Company retains in the portfolio rather than selling into the secondary market. Consequently, the gains and losses on sale of loans reported by the Company will fluctuate with market conditions.

         Non-interest expense generally includes salaries and employee benefits, occupancy and equipment expenses and other general and administrative expenses. As a percentage of average assets, annualized non-interest expense for the past four quarters has ranged from 1.84% to 1.97% and averaged 1.92% for the year ended September 30, 2004. Excluding borrowed funds prepayment penalties, non-interest expense remained stable at 1.89% as a percentage of average assets for both the current and prior fiscal year. However, the dollar amount of non-interest expense has increased significantly during the current fiscal year when compared with the Company's 2003 fiscal year. A portion of these increases results from the Company's operation as a public entity and include comparatively higher legal, accounting and compliance costs. Additionally, the Company is recording higher employee compensation and benefit expense than it had in the prior year. Much of this increase is attributable to the implementation of an employee stock ownership plan benefit that did not exist prior to the Company's initial public offering. Increases in occupancy and equipment expenses and data processing expenses represent a combination of non-recurring charges associated with information technology infrastructure upgrades as well as additional, ongoing costs of enhancements to core processing systems and other information technology support and security services. Finally, the Bank continues to evaluate the costs and benefits of incrementally restructuring its portfolio of FHLB advances. Such a restructuring transaction took place during the current fiscal year when the bank recognized a $125,000 penalty to prepay $3.0 million of fixed rate FHLB advances with a weighted average cost of 6.28%. In the current interest rate environment, such prepayments result in one time charges to earnings in the form of FHLB prepayment penalties which, when replaced by lower cost funding, lowers the interest paid on borrowings thereby improving the bank's net interest spread and margin and enhancing future earnings.

         In total, our return on average assets has increased 15 basis points to 0.54% for the year ended September 30, 2004 from 0.39% for the year ended September 30, 2003. In a stable interest rate environment, we expect that our net interest margin will stabilize at the levels reported over the past four quarters. However, our net interest margin may be adversely affected in either a rising or falling rate environment. A decrease in interest rates could trigger another wave of loan refinancing that could result in the margin compression experienced during the latter half of the Company's 2003 fiscal year. Conversely, notwithstanding the earning asset yield improvement during the current fiscal year which resulted from interest rates rising from their historical lows, continued increases in interest rates from current levels could trigger increases in the Company's cost of interest bearing liabilities that outpace that of its yield on earning assets causing further net interest margin compression. This risk is particularly noteworthy given the Bank's substantial net growth in non-maturity deposits over the past three years. Like many banks, we were successful in growing deposits while interest rates decreased to their historical lows. However, our ability to retain and grow such deposits at a reasonable cost, while a highly competitive marketplace adjusts its pricing strategies to an environment of rising interest rates, is only beginning to be tested.

         Our results of operations may also be affected significantly by other economic and competitive conditions in our market area as well as changes in applicable laws, regulations or governmental policies. Furthermore, because our lending activity is concentrated in loans secured by real estate located in northern New Jersey, downturns in the regional economy encompassing New Jersey could have a negative impact on our earnings.

Critical Accounting Policies

         Note 1 to our Consolidated Financial Statements for the year ended September 30, 2004 contains a summary of our significant accounting policies. Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments.. The following is a description of our critical accounting policy and an explanation of the methods and assumptions underlying its application.

ALLOWANCE FOR LOAN LOSSES

         Our policy with respect to the methodologies used to determine the allowance for loan losses is our most critical accounting policy. This policy is important to the presentation of our financial condition and results of operations, and it involves a higher degree of complexity and requires management to make difficult and subjective judgments, which often require assumptions or estimates about highly uncertain matters. The use of different judgments, assumptions and estimates could result in material differences in our results of operations or financial condition.

         In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. Large groups of smaller balance homogeneous loans, such as residential real estate, home equity and consumer loans, are evaluated in the aggregate using historical loss factors and peer group data adjusted for current economic conditions. Large balance and/or more complex loans, such as multi-family and commercial real estate loans, are evaluated individually for impairment. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision, as more information becomes available or as projected events change.

         Management assesses the allowance for loan losses quarterly. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2004 was maintained at a level that represented management's best estimate of losses in the loan portfolio to the extent they were both probable and reasonably estimable.

Business Strategy

         Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices. During recent years, we have experienced significant growth, with total loans receivable, net growing from $208.4 million at September 30, 2002 to $309.0 million at September 30, 2004 and total deposits growing from $264.6 million at September 30, 2002 to $322.7 million at September 30, 2004.

         American Savings Bank of NJ's current strategy seeks to continue the growth of the last several years. The highlights of the Bank's growth strategy include increasing its volume of loan originations and the size of its loan portfolio while expanding the branch office network over the next several years. American Savings Bank of NJ intends to continue its current mix of deposit products while placing greater strategic effort toward expanding multi-family and commercial real estate mortgage lending to augment its traditional 1-4 family mortgage lending business. Toward that end, the Bank expanded its commercial loan origination and processing staff to three full time employees during fiscal 2004 while bolstering marketing efforts directed toward growth in such loans.

Comparison of Financial Condition at September 30, 2004 and September 30, 2003

         Our total assets decreased by $2.1 million, or 0.50%, to $424.9 million at September 30, 2004 from $427.1 million at September 30, 2003. The decrease reflected a reduction in short term liquid assets resulting from refunds of stock oversubscriptions in connection with the October 3, 2003 closing of the Company's stock offering and a decrease in securities. These decreases were partially offset by an increase in loans. Loans receivable, net increased by $46.1 million, or 17.5%, to $309.0 million at September 30, 2004 from $262.8 million at September 30, 2003. Our increase in loans resulted from a high volume of one-to-four family mortgage loan originations reflecting continued strong demand by borrowers seeking to take advantage of historically low market interest rates in the earlier part of the year coupled with slowing loan prepayments in the latter part of the year resulting from interest rates rising from those historical lows.

         The following table compares the composition of the Company's loan portfolio by loan type as a percentage of total assets at September 30, 2004 with that of September 30, 2003. Amounts reported exclude allowance for loan losses and net deferred origination costs.

                                    September 30, 2004                     September 30, 2003
                                    ------------------                     ------------------
                                                      (Dollars in thousands)
                                                      ----------------------
                                                   Percent of                             Percent of
                                                   ----------                             ----------
Type of Loans                     Amount          Total Assets           Amount           Total Assets
-------------                     ------          ------------           ------           ------------
Construction                   $     3,075              0.72%        $       450               0.11%
1/1 and 3/3 ARMs                     1,800              0.42%              1,383               0.32%
3/1 and 5/1 ARMs                    89,694             21.11%             46,357              10.85%
5/5 and 10/10 ARMs                  24,619              5.79%             16,892               3.96%
7/1 and 10/1 ARMs                    1,675              0.40%              2,462               0.58%
15 year fixed or less              112,238             26.41%            108,587              25.43%
Greater than 15 year fixed          64,702             15.23%             76,005              17.80%
Home equity lines of credit         10,666              2.51%              8,893               2.08%
Consumer                               746              0.18%                780               0.18%
Commercial                             398              0.09%              1,610               0.37%
                               -----------             -----         -----------              -----

Total                          $   309,613             72.86%        $   263,419              61.68%
                               ===========             =====         ===========              =====

          Securities classified as available-for-sale decreased $17.9 million, or 16.7%, to $89.5 million at September 30, 2004 from $107.4 million at September 30, 2003 as the Company continued to reinvest cash flows from its investment securities portfolio into loans. Cash and cash equivalents decreased by $30.4 million, or 79.2%, to $8.0 million at September 30, 2004 from $38.4 million at September 30, 2003 to provide funding for refunds of stock oversubscriptions in connection with the Company's stock offering.

         The following table compares the composition of the Company's investment securities portfolio by security type as a percentage of total assets at September 30, 2004 with that of September 30, 2003. Amounts reported exclude unrealized gains and losses on the available-for-sale portfolio.

                                                   September 30, 2004                     September 30, 2003
                                                   ------------------                     ------------------
                                                                   (Dollars in thousands)
                                                                   ----------------------
                                                                Percent of                             Percent of
                                                                ----------                             ----------
Type of Securities                             Amount          Total Assets           Amount           Total Assets
------------------                             ------          ------------           ------           ------------
Fixed rate MBS                              $    15,923              3.75%        $    15,401               3.61%
ARM MBS                                           8,755              2.06%              4,893               1.15%
Fixed rate CMO                                   43,982             10.36%             66,373              15.54%
Floating rate CMO                                   435              0.10%                699               0.16%
ARM mutual fund                                  10,000              2.35%             10,000               2.34%
Fixed rate agency debentures                     13,997              3.29%             13,538               3.17%
                                            -----------             -----         -----------              -----
Total                                       $    93,092             21.91%        $   110,904              25.97%
                                            ===========             =====         ===========              =====

         Assuming no change in interest rates, the estimated average life of the investment securities portfolio, excluding the ARM mutual fund, was 2.23 years and 2.80 years at September 30, 2004 and September 30, 2003, respectively. Assuming a hypothetical immediate and permanent increase in interest rates of 300 basis points, the estimated average life of the portfolio extends to 3.12 years and 3.72 years at September 30, 2004 and September 30, 2003, respectively.

         Total deposits increased by $29.9 million, or 10.2%, to $322.7 million at September 30, 2004 from $292.8 million at September 30, 2003. The increase was primarily due to an increase in money market checking and savings deposits, partially offset by a decline in certificates of deposit. Savings accounts increased $15.7 million or 12.3% to $143.4 million. Certificates of deposit decreased by $3.7 million, or 3.0% to $118.0 million. Checking deposits, including demand, NOW and money market checking accounts, increased $17.9 million or 41.2% to $61.3 million, primarily due to a new municipal deposit relationship established during the current year. The increase in savings accounts is primarily due to a new statement savings account product which became available during the fourth quarter of 2003. A portion of the growth in these accounts resulted from funds being transferred from other existing accounts such as maturing certificates of deposit.

         The following table compares the composition of the Company's deposit portfolio by category as a percentage of total assets at September 30, 2004 with that of September 30, 2003.

                                    September 30, 2004                     September 30, 2003
                                    ------------------                     ------------------
                                                     (Dollars in thousands)
                                                     ----------------------
                                                  Percent of                             Percent of
                                                  ----------                             ----------
Deposit category                 Amount           Total Assets          Amount           Total Assets
----------------                 ------           ------------          ------           ------------
Money market checking         $    25,834              6.08%         $    10,442              2.45%
Other checking                     35,461              8.34%              32,955              7.72%
Money market savings               44,880             10.56%              55,498             13.00%
Other savings                      98,521             23.18%              72,222             16.91%
Certificates of deposit           118,020             27.78%             121,709             28.49%
                              -----------             -----          -----------             -----
Total                         $   322,716             75.94%         $   292,826             68.57%
                              ===========             =====          ===========             =====

         FHLB advances increased $2.5 million, or 4.5%, to $57.5 million at September 30, 2004 from $55.0 million at September 30, 2003. The net increase of $2.5 million was comprised of a $2.7 million increase in an overnight line of credit and an additional $6.8 million drawn on term advances which includes a $1.8 million amortizing advance drawn to fund a commercial real estate loan on an apartment building in a moderate-income tract within the Bank's CRA assessment area. Offsetting these additions were reductions resulting from the maturity and prepayment of $4.0 million and $3.0 million of fixed rate term advances respectively.

         The following table compares the composition of the Company's borrowing portfolio by remaining term to maturity as a percentage of total assets at September 30, 2004 with that of September 30, 2003. Scheduled principal payments on amortizing borrowings are reported as maturities.

                                                     September 30, 2004                     September 30, 2003
                                                     ------------------                     ------------------
                                                                   (Dollars in thousands)
                                                                   ----------------------
                                                                Percent of                             Percent of
                                                                ----------                             ----------
Remaining Term                                 Amount          Total Assets           Amount           Total Assets
--------------                                 ------          ------------           ------           ------------
Overnight                                   $     2,700              0.64%        $         -                  -%
One year or less                                  1,057              0.25%              4,000               0.94%
One to two years                                  8,060              1.90%              2,000               0.47%
Two to three years                                8,062              1.90%              9,000               2.11%
Three to four years                              12,065              2.84%              4,000               0.94%
Four to five years                                7,547              1.77%             12,000               2.81%
More than five years                             18,000              4.23%             24,000               5.61%
                                            -----------             -----         -----------              -----
Total                                       $    57,491             13.53%        $    55,000              12.88%
                                            ===========             =====         ===========              =====

         Stockholder's equity increased $17.0 million, or 76.2%, to $39.3 million at September 30, 2004 from $22.3 million at September 30, 2003. The increase reflects the completion of the minority stock offering whereby the Company sold 1,666,350 shares of common stock at $10 per share and received proceeds of $16.1 million, net of conversion costs. Further, the Company recognized net income of $2.2 million for the year ended September 30, 2004, in addition to a $77,000 increase in accumulated other comprehensive loss for unrealized after-tax losses on securities available-for-sale.

Comparison of Operating Results for the Years Ended September 30, 2004 and 2003

         General. Net income for the year ended September 30, 2004 was $2.2 million, an increase of $759,000, or 54.1% from 2003. The increase in net income resulted from an increase in net interest income and non-interest income, offset by increases in non-interest expense and the provision for income taxes.

         Interest Income. Total interest income increased by $728,000 or 4.2%, to $18.2 million for the year ended September 30, 2004 from $17.5 million for the year ended September 30, 2003. The primary factor for the increase in interest income was an increase of $36.2 million or 10.3% in the average balance of interest earnings assets for the year ended September 30, 2004 to $388.9 million from $352.7 million for the year ended September 30, 2003. This increase in the average balance was partially offset by a 27 basis points decline in the average yield to 4.68% in fiscal 2004 from 4.95% in fiscal 2003.

         Interest income on loans increased $674,000 or 4.7%, to $15.0 million for the year ended September 30, 2004 from $14.3 million for the 2003 period. The average balance of loans receivable, net increased $40.2 million to $278.6 million for the year ended September 30, 2004, which more than offset the decrease in the average yield on loans receivable, net from 6.01% in fiscal 2003 to 5.39% in fiscal 2004.

         The increase in interest income on loans was offset by a decrease in interest income on federal funds sold and other interest-bearing deposits, which declined $153,000 or 71.2% to $62,000 for the year ended September 30, 2004. The decrease resulted from declines in the average yield and average balance of those assets. There was a 62 basis point decrease in the average yield on federal funds sold and other interest-bearing deposits from 1.60% in fiscal 2003 to 0.98% in fiscal 2004. This decrease in interest income was exacerbated by a decline in the average balance of federal funds sold and other interest-bearing deposits from $13.5 million for fiscal 2003 to $6.3 million for fiscal 2004.

         Interest income on securities increased $207,000 or 7.1% to $3.1 million for the year ended September 30, 2004. The average balance of securities increased $3.2 million to $104.0 million for the year ended September 30, 2004 from $100.8 million for the year ended September 30, 2003. Additionally, the average yield on securities increased 11 basis points in the current fiscal year to 3.01% from 2.90% in fiscal 2003.

         Interest Expense. Total interest expense decreased by $765,000 or 8.6% to $8.1 million for the year ended September 30, 2004 from $8.9 million in 2003. For those same periods, the average cost of interest-bearing liabilities decreased 40 basis points from 2.81% to 2.41. This decline in the average cost was offset by an increase of $20.4 million in the average balance of interest bearing liabilities to $336.2 million in fiscal 2004 from $315.8 million in fiscal 2003.

         The average balance of interest bearing deposits increased $15.2 million or 5.8% for the year ended September 30, 2004. The average balance of certificates of deposit decreased $4.4 million to $116.9 million in fiscal 2004 from $121.3 million in fiscal 2003. In addition, the average cost of certificates of deposit decreased from 2.83% to 2.49%. The average cost of savings accounts decreased from 1.97% in 2003 to 1.55% in 2004, which more than offset the increase of $19.0 million or 16.3% in the average balance of savings accounts.

         Interest expense on FHLB advances increased $25,000 to $2.9 million as a result of an increase in the average balance from $54.9 million in fiscal 2003 to $60.1 million in fiscal 2004. This was partially offset by a decrease in the average cost of advances from 5.16% in 2003 to 4.76% in 2004. The lower average cost is primarily due to utilization of overnight line of credit borrowings and new term borrowings with an average cost that is less than those that matured or were prepaid by the Company during the year.

         Net Interest Income. Net interest income increased by $1.5 million or 17.4%, to $10.1 million for the year ended September 30, 2004 from $8.6 million for the year ended September 30, 2003. The net interest rate spread increased 14 basis points to 2.28% in 2004 from 2.14% in 2003 while the net interest margin increased 16 basis points to 2.60% from 2.44%. Both increases reflect interest-bearing liabilities repricing downward slightly more rapidly than assets.

         Provision for Loan Losses. Provisions for loan losses are charged to operations at a level required to reflect probable incurred credit losses in the loan portfolio. The provision for loan losses decreased $47,000 to $207,000 for the year ended September 30, 2004 compared to $254,000 for the year ended September 30, 2003. Provisions for nonperforming assets and historical losses based on net charge-offs were nominal due to a history of low charge-offs and relative stability of nonperforming assets. However, the application of the Bank's loan loss methodology outlined earlier results, in part, in historical and environmental loss factors being applied to the outstanding balance of homogeneous groups of loans to estimate probable credit losses. For the year ended September 30, 2004, total one-to-four family mortgages increased $36.3 million representing an increase of 16.8% and reflecting the majority of the Bank's loan growth. Multi-family and commercial real estate loans increased $7.0 million or 19.3% and commercial loans decreased $1.2 million or 75.3%. Consumer loans decreased $34,000 or 4.4% and home equity loans increased $1.8 million or 19.9% while construction loans, net of loans in process, increased $2.6 million or 581.1%.

         As a result of recent loan growth, a large part of the Bank's loan portfolio is considered "unseasoned", meaning the loans were originated less than two years ago. Generally, unseasoned loans demonstrate a greater risk of credit losses than their seasoned counterparts. Moreover, in many cases, these unseasoned loans are obligations of borrowers with whom the Bank has had no prior payment experience. These risks are considered in the environmental factors used in the Bank's loss provision calculations as described above.

         This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision, as more information becomes available or as projected events change. The allowance for loan losses as a percentage of gross loans outstanding declined slightly to 0.50% for September 30, 2004 compared to 0.52% at September 30, 2003 reflecting balances of $1.6 million and $1.4 million, respectively. Non-performing loans as a percentage of gross loans was 0.17% at September 30, 2004 compared to 0.20% at September 30, 2003. The level of the allowance is based on estimates and the ultimate losses may vary from those estimates.

         Noninterest Income. Noninterest income increased $580,000, or 80.8% to $1.3 million for the year ended September 30, 2004 compared to 2003. A significant portion of that increase resulted from the absence in 2004 of $188,000 in loss on sale of available-for-sale securities that had been recorded during 2003. Additionally, service charges on deposit accounts increased by

$245,000 primarily due to the implementation of new deposit services. Gains on sale of held-for-sale loans decreased $124,000 to $27,000 for the year ended September 30, 2004 from $151,000 for 2003. Income from cash surrender value of life insurance decreased $20,000 for the comparative periods due to reduced yields reflecting lower market interest rates. Finally, gain on sale of other real estate owned increased $173,000 and other non-interest income increased by $118,000, due in large part to collection of comparatively higher loan prepayment penalties.

         Noninterest Expense. Noninterest expense increased $795,000, or 11.6% to $7.7 million for the year ended September 30, 2004 from $6.9 million for the year ended September 30, 2003. The increase was primarily a result of higher expenses for salaries and employee benefits, occupancy and equipment, data processing, advertising, and other non-interest expenses.

         Salaries and benefits increased $305,000 or 6.8% for the year ended September 30, 2004. A large portion of the increase was due to $215,000 in employee stock ownership plan expense arising from the implementation of the plan during the current fiscal year. Medical and related benefit plan premiums increased 9.4% or $35,000 while salaries and wages including bonus and payroll taxes, increased $178,000 or 5.3% for the year ended September 30, 2004 as compared to the same period in 2003. These increases were offset by lower deferred compensation plan benefit expenses of $98,000, which had been adjusted in the prior year for a decrease in the discount rate used to calculate the liability in a lower rate environment. In addition, expense for temporary help declined $23,000 in 2004 as a result of decreased utilization of temporary services that were required in 2003 to augment loan processing and accounting staff due to strong loan origination volume and extended staff absences.

         Occupancy and equipment expense increased $31,000 to $853,000 for the year ended September 30, 2004 as compared to $822,000 for 2003, due to higher computer expenses primarily related to upgrades and enhancements to information technology support and security services. Data processing costs also increased $109,000 mainly due to increases in service bureau core processing costs resulting from growth in deposit and loan accounts as well as non-recurring costs associated with comprehensive system upgrades.

         Other non-interest expenses increased $204,000 for the year ended September 30, 2004 as compared to 2003. Professional and consulting fees, including legal fees, increased $12,000 due to expenses associated with being a public company. Further, general and administrative expenses increased $74,000 consisting primarily of $38,000 in comparatively higher expenses relating to printing and the bulk purchase of brochures and forms and $25,000 in higher costs associated with new deposit service programs. Other expense increases included $4,000 for corporate insurance, $9,000 in transfer agent fees and $18,000 for regulatory fees resulting from increased regulatory assessments due to asset growth and the establishment of a holding company. These additional costs were offset by minor decreases in other miscellaneous expenses. Further, net loan processing charges increased primarily due to reduced recognition of loan modification fees offsetting related costs resulting from the deferral of such fees and costs in the current period.

         The Bank also recognized $125,000 in borrowed funds prepayment penalties for the year ended September 30, 2004 compared to none in fiscal 2003. This expense resulted from the prepayment of $3.0 million of FHLB advances with a weighted average cost of 6.28%.

         Finally, advertising expenses were higher by $18,000 in 2004 resulting from increased print, radio, and television ads, and higher agency fees.

         Management expects increased expenses in the future resulting from the ongoing expenses associated with the employee stock ownership plan and the potential stock benefit plans, as well the ongoing costs associated with being a public company. These costs include periodic reporting, annual meeting materials, transfer agent services, and accounting and other professional fees including compliance costs associated with the Sarbanes-Oxley Act of 2002. Furthermore, we intend to expand our branch office network in the future, and expenses related to such expansion may impact earnings in future periods.

         Provision for Income Taxes. The provision for income taxes increased $566,000 for the year ended September 30, 2004 from the same period in 2003. The effective tax rate was 38.8% and 36.5% for the years ended September 30, 2004 and 2003. The slight increase in the effective tax rate results primarily from an increase in nondeductible expenses related to the employee stock ownership plan.

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

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. Agency securities. On a longer term basis, the Bank maintains a strategy of investing in various loan products and in securities collateralized by loans. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain its portfolio of mortgage-backed securities and investment securities. At September 30, 2004, the total approved loan origination commitments outstanding amounted to $14.8 million. At the same date, unused lines of credit were $13.1 million and construction loans in process were $4.1 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2004, totaled $72.8 million. Management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with the Bank. In addition, the Bank has the ability at September 30, 2004 to borrow an additional $47.8 million from the Federal Home Loan Bank of New York as a funding source to meet commitments and for liquidity purposes.

                  The following tables disclose our contractual obligations and commercial commitments as of September 30, 2004. Scheduled principal payments on amortizing borrowings are reported as maturities.

                                                        Less Than                                      After
                                           Total         1 Year        1-3 Years      4-5 Years       5 Years
                                           -----         ------        ---------      ---------       -------
                                                                    (In thousands)
Federal Home Loan Bank
       advances(1)                      $    57,491    $    3,757    $    16,122    $    19,612    $    18,000
                                        ===========    ==========    ===========    ===========    ===========

         Total                          $    57,491    $    3,757    $    16,122    $    19,612    $    18,000
                                        ===========    ==========    ===========    ===========    ===========

------------------
(1) At September 30, 2004, our total collateralized borrowing limit was $105.3 million, of which we had $57.5 million outstanding.


                                               Total
                                              Amounts       Less Than                                  Over
                                             Committed       1 Year        1-3 Years    4-5 Years     5 Years
                                             ---------       ------        ---------    ---------     -------
                                                                         (In thousands)
Lines of credit(1)                         $    13,130     $       630    $     254    $     120    $   12,126
     Construction loans in
       process                                   4,100           1,025        3,075            -             -
     Other commitments to
       extend credit(1)                         14,771          14,771            -            -             -
                                           -----------     -----------    ---------    ---------    ----------
         Total                             $    32,001     $    16,426    $   3,329    $     120    $   12,126
                                           ===========     ===========    =========    =========    ==========

-------------
(1)  Represents amounts committed to customers.

Additionally, an agreement dated February 22, 2004 to purchase real estate was signed for the acquisition of a future branch site in Essex County. The total purchase price is $1,700,000 with a balance due at closing of $1,530,000.

Capital

         Consistent with its goals to operate a sound and profitable financial organization, American Savings Bank of NJ actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. The Bank's total equity was $32.8 million at September 30, 2004, or 7.79% of total assets on that date. As of September 30, 2004, American Savings Bank of NJ exceeded all capital requirements of the Office of Thrift Supervision. American Savings Bank of NJ's regulatory capital ratios at September 30, 2004 were as follows: core capital 7.89%; Tier I risk-based capital, 15.21%; and total risk-based capital, 15.93%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

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

Recent Regulatory and Accounting Developments

EITF 03-1, Other-Than-Temporary Impairment

         In March 2004, the FASB Emerging Issues Task Force ("EITF") reached a consensus regarding EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached is to be applied to other-than-temporary impairment evaluations. In September 2004, the Financial Accounting Standards Board ("FASB") issued a final FASB Staff Position, FSP EITF Issue 03-01-1, which has delayed the effective date for the measurement and recognition guidance of EITF 03-01. The comment period is currently open related to this staff position. The implementation date is unknown until further guidance is issued by the FASB. We are currently evaluating the impact of adopting EITF 03-01.

Subsequent Event

         American Savings Bank of NJ has one subsidiary, American Savings Investment Corp., which was formed in August 2004 under New Jersey law as an investment company. The purpose of this subsidiary is to invest in stocks, bonds, notes and all types of equity, mortgages, debentures and other investment securities. The subsidiary was funded during the first quarter of fiscal 2005.

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


                          At September 30,  --------------------------Year Ended September 30, -------------------------------------
                      ----------2004------  ------------2004------------  ---------------2003---------    -------------2002---------
                                                      Interest   Average              Interest Average             Interest  Average
                                   Yield/    Average   Earned/   Yield/    Average     Earned/ Yield/   Average     Earned/  Yield/
                         Balance    Cost     Balance    Paid      Cost     Balance      Paid    Cost    Balance      Paid     Cost
                         -------    ----     -------    ----      ----     -------      ----    ----    -------      ----     ----
                                                                          (Dollars in thousands)
Interest-
earning assets:
   Loans
     receivable,
     net(1)             $308,970     5.34%  $278,632   $15,017    5.39%   $238,474   $14,343      6.01% $186,974  $  12,907    6.90%
   Investment
     securities(2)        92,962     3.34    103,978     3,125    3.01     100,787     2,918      2.90    91,141      4,414    4.84
   Other interest-
     earning assets(3)     5,778     1.65      6,302        62    0.98      13,462       215      1.60    13,506        257    1.90
                        --------     ----   --------   -------    ----    --------   -------      ----  --------  ---------    ----
   Total interest-
     earning assets      407,710     4.83    388,912    18,204    4.68     352,723    17,476      4.95   291,621     17,578    6.03
   Non-interest-
     earning assets       17,234              10,755                         9,459                         8,223
                        --------            --------                      --------                      --------
   Total assets         $424,944            $399,667                      $362,182                      $299,844
                        ========            ========                      ========                      ========
Interest-bearing
liabilities:
   NOW & money market   $ 38,696     1.06%  $ 23,086       225    0.97%   $ 22,511   $   290      1.29% $ 14,381  $     211    1.47%
   Savings deposits(4)   143,401     1.58    136,100     2,109    1.55     117,052     2,307      1.97    86,475      2,196    2.54
   Certificates of
     deposit             118,020     2.65    116,926     2,912    2.49     121,310     3,439      2.83   114,965      4,158    3.62
                        --------     ----   --------   -------    ----    --------   -------      ----  --------  ---------    ----
   Total interest-
     bearing
     deposits            300,117     1.93    276,113     5,246    1.90     260,873     6,036      2.31   215,821      6,565    3.04
   FHLB advances          57,491     4.72     60,125     2,859    4.76      54,923     2,834      5.16    43,859      2,264    5.16
                        --------     ----   --------   -------    ----    --------   -------      ----  --------  ---------    ----
   Total interest-
     bearing
     liabilities         357,608     2.38    336,238     8,105    2.41     315,796     8,870      2.81   259,680      8,829    3.40
                                     ----              -------    ----               -------      ----            ---------    ----
   Non-interest-
     bearing deposits     22,599              22,080                        20,303                        16,333
   Other non-interest-
     bearing
     liabilities           5,423               3,884                         4,441                         3,507
                        --------            --------                      --------                      --------
   Total liabilities     385,630             362,202                       340,540                       279,520
   Accumulated other
     comprehensive income   (482)               (508)                           74                           475
   Retained earnings &
     other equity         39,796              37,973                        21,568                        19,849
                        --------            --------                      --------                      --------
   Total liabilities
     and equity         $424,944            $399,667                      $362,182                      $299,844
                        ========            ========                      ========                      ========

   Net interest spread(5)            2.45%              $10,099   2.28%              $ 8,606      2.14%             $ 8,749    2.63%
                                     ====               =======   ====               =======      ====              =======    ====
   Net interest margin(6)            2.74%                        2.60%                           2.44%                        3.00%
                                     ====                         ====                            ====                         ====
   Ratio of interest-
     earning assets
     to interest-
     bearing
     liabilities          114.01%                       115.67%                       111.69%                        112.30%
                          ======                        ======                        ======                         ======

--------------
(1) Calculated net of deferred fees and loss reserves. Non-accruing loans have been included as loans carrying a zero yield. Includes loans held for sale.
(2)  Calculated   based  on  amortized  cost  excluding  FAS  115  market  value adjustment.
(3) Includes Federal Home Loan Bank stock at cost and term deposits with other financial institutions.
(4) Includes money market savings accounts and stock subscriptions received in connection with the Company's initial public offering which closed October 3, 2003.
(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

                                                                                 2004 - 2003
                                                                                 -----------
                                                                              Increase (Decrease)
                                                                                            Rate/
                                                                  Volume         Rate       Volume          Net
                                                                  ------         ----       ------          ---
                                                                                   (Dollars in thousands)
Interest-earning assets:
    Loans receivable                                          $    2,415   $   (1,491)  $     (251)  $      674
    Securities                                                        92          112            4          207
    Other interest-earning assets                                   (114)         (83)          44         (153)
                                                              ----------   ----------   ----------   ----------
       Total interest-earning assets                               1,793         (965)         (99)         728

Interest-bearing liabilities:
    NOW and money market accounts                                      7          (70)          (2)         (65)
    Savings accounts                                                 375         (493)         (80)        (198)
    Certificates of deposit                                         (124)        (418)          15         (527)
                                                              ----------   ----------   ----------   ----------
       Total interest bearing deposits                               353       (1,080)         (63)        (791)
    Federal Home Loan Bank advances                                  268         (222)         (21)          25
                                                              ----------   ----------   ----------   ----------
       Total interest-bearing liabilities                            574       (1,258)         (81)        (765)
                                                              ----------   ----------   ----------   ----------
          Increase (decrease) in net interest income          $    1,219   $      293   $      (18)  $    1,494
                                                              ==========   ==========   ==========   ==========

                                                                                 2003 - 2002
                                                                                 -----------
                                                                              Increase (Decrease)
                                                                                            Rate/
                                                                  Volume         Rate       Volume          Net
                                                                  ------         ----       ------          ---
                                                                                   (Dollars in thousands)
Interest-earning assets:
    Loans receivable                                          $    3,555   $   (1,661)  $     (458)  $    1,436
    Securities                                                       466       (1,775)        (187)      (1,496)
    Other interest-earning assets                                      -          (42)           -          (42)
                                                              ----------   ----------   ----------   ----------
       Total interest-earning assets                               4,021       (3,478)        (645)        (102)

Interest-bearing liabilities:
    NOW and money market accounts                                    119          (26)         (14)          79
    Savings accounts and certificates                                777         (492)        (174)         111
    Certificates of deposit                                          229         (899)         (49)        (719)
                                                              ----------   ----------   ----------   ----------
       Total interest bearing deposits                             1,125       (1,417)        (237)        (529)
    Federal Home Loan Bank advances                                  571           (1)           -          570
                                                              ----------   ----------   ----------   ----------
       Total interest-bearing liabilities                          1,696       (1,418)        (237)          41
                                                              ----------   ----------   ----------   ----------
          Increase (decrease) in net interest income          $    2,325   $   (2,060)  $     (408)  $     (143)
                                                              ==========   ==========   ==========   ==========


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

         Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

     o The interest income we earn on our interest-earning assets such as loans and securities; and

     o The interest expense we pay on our interest-bearing liabilities such as deposits and amounts we borrow.

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

         In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we are generally not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. At September 30, 2004, 80.18% of our loan portfolio was comprised of one- to four-family mortgage loans, which experienced a very high prepayment rate throughout fiscal 2003 and early 2004.

         Our net interest rate spread, which is the difference between the yields we receive on assets and the rates we pay on liabilities, increased over the current fiscal year after decreasing during in the prior year. For the year ended September 30, 2004 our net interest rate spread was 2.28%, as compared to 2.14% for the year ended September 30, 2003. In large part, this improvement in net interest rate spread resulted from slowing asset prepayments attributable to interest rates rising from their historical lows of the prior year. During that prior year, decreases in market interest rates triggered rapid loan and security prepayments which caused our net interest rate spread to shrink. Our spread shrank because the decrease in the yields on our securities and loan portfolios was greater than the decrease in the rates we paid on deposits and borrowings during that year. This caused a decrease in our earnings, sometimes referred to as an "earnings squeeze" which eased somewhat in the current year.

         Depending upon the movement of market interest rates, our earnings may continue to be impacted by an "earnings squeeze" in the future. For example, we are vulnerable to an increase in interest rates because the majority of our loan portfolio consists of recently originated hybrid ARMs that are fixed rate for an initial period of time and longer-term, fixed rate loans. At September 30, 2004, excluding allowance for loan losses and net deferred origination costs, loans totaled $309.6 million comprising 72.9% of total assets. Of those loans, fixed rate mortgages totaled $176.9 million or 41.6% of total assets while hybrid ARMs, including 3/1, 5/1, 7/1 and 10/1 ARMs totaled $91.5 million of 21.5% of total assets. In an increasing rate environment, our cost of funds may increase more rapidly than the interest earned on our loan portfolio and investment securities portfolio because our primary source of funds is deposits with substantially shorter maturities than the maturities on our loans and investment securities. Having interest-bearing liabilities that reprice more frequently than interest-earning assets will be detrimental during periods of rising interest rates and could cause our net interest rate spread to shrink because the increase in the rates we would earn on our securities and loan portfolios would be less than the increase in the rates we would pay on deposits and borrowings. This could cause a decrease in our earnings and an "earnings squeeze" just as the decrease in interest rates in prior periods had impacted our earnings.

         The Board of Directors has established an Asset/Liability Management Committee, comprised of Joseph Kliminski, the Bank's President and Chief Executive Officer, Richard Bzdek, the Bank's Executive Vice President and Chief Operating Officer, Catherine Bringuier, the Bank's Senior Vice President and Chief Lending Officer, Eric Heyer, the Bank's Senior Vice President and Chief Financial Officer, Josephine Castaldo, the Bank's Vice President of Branch Administration, and John Scognamiglio, the Bank's Vice President and Controller which is responsible for monitoring interest rate risk. The committee conducts regular, informal meetings, generally on a weekly basis, to address the day-to-day management of the assets and liabilities of American Savings Bank of NJ, including review of the bank's short term liquidity position; loan and deposit pricing and production volumes and alternative funding sources; current investments; average lives, durations and repricing frequencies of loans and securities; and a variety of other asset and liability management topics. The committee meets quarterly to formally review such matters. The results of the committee's quarterly review are reported to the full Board, which makes adjustments to the Bank's interest rate risk policy and strategies, as it considers necessary and appropriate.

         To reduce the effect of interest rate changes on net interest income, we have utilized various strategies to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The main elements of these strategies include seeking to:

     o Originate loans with adjustable rate features or fixed rate loans with short maturities including commercial real estate loans;

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

         Quantitative Aspects of Market Risk. The following table presents American Savings Bank of NJ's net portfolio value as of September 30, 2004. The net portfolio value was calculated by the Office of Thrift Supervision, based on information provided by American Savings Bank of NJ.

                                               Net Portfolio
                                               Value as % of                       Board
                   Net Portfolio Value    Present Value of Assets             Established Limits
                   -------------------    -----------------------           -----------------------
                                                       Net                      Net
                                                    Portfolio     Basis       Portfolio    Basis
   Changes in                                         Value       Point       Value        Point
    Rates(1)       $ Amount   $ Change   % Change     Ratio       Change      Ratio        Chang
    --------       --------   --------   --------     -----       ------      -----        -----
                  (Dollars in thousands)
     +300 bp       26,542      -20,605   -44%        6.52%         -423 bp     5.00%       -450 bp
     +200 bp       34,051      -13,096   -28%        8.15%         -260 bp     6.00%       -300 bp
     +100 bp       41,042       -6,105   -13%        9.58%         -117 bp     7.00%       -150 bp
        0 bp       47,147                           10.75%                     8.00%
     -100 bp       49,572        2,425    +5%       11.13%          +38 bp     7.00%       -150 bp

---------------
(1) The -200bp and -300bp scenarios are not shown due to the abnormally low prevailing interest rate environment.

         Future interest rates or their effect on net portfolio value or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets such as adjustable rate mortgages generally have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above.
Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

         Notwithstanding the discussion above, the qualitative interest rate analysis findings presented herein indicate that a rapid increase in interest rates would adversely affect our net interest margin and earnings. Given the low interest rates prevalent in the current marketplace, management is continuing to evaluate a variety of strategies to manage the earnings risks presented by an upward movement in interest rates. These strategies include the continued sale of longer term, fixed rate conforming loan originations into the secondary market and the use of wholesale borrowings to match fund longer term, fixed rate loan originations that are retained in portfolio. Additionally, the Bank continues to evaluate the costs and benefits of incrementally restructuring its portfolio of FHLB advances. Such a restructuring transaction took place during the current fiscal year when the bank recognized a $125,000 penalty to prepay $3.0 million of fixed rate FHLB advances with a weighted average cost of 6.28%. In the current interest rate environment, such prepayments result in one time charges to earnings in the form of FHLB prepayment penalties which, when replaced by lower cost funding, lowers the interest paid on borrowings thereby improving the bank's net interest spread and margin and enhancing future earnings.

         For the purpose of managing interest rate risk, we continue to maintain a strategy of selling a portion of our long term, fixed rate mortgage loans originated into the secondary market. For the year ended September 30, 2004, we sold a total of $4.8 million of loans to the Federal National Mortgage Association. Gains on sales of mortgage loans held for sale totaled $27,000 for 2004. Such sales contributed to a 14.9% or $11.3 million reduction in the balance of fixed rate mortgage loans with original maturities exceeding fifteen years during 2004.

         We offer borrowers the option to lock in their interest rate prior to closing their mortgage loans. Once a loan's rate is locked, we are exposed to market value risk because the price at which we can sell the loan will vary with movements in market interest rates. To manage that risk, we may take forward commitments to sell loans at a fixed price. However, at September 30, 2004, the Bank had no outstanding contracts to sell long term, fixed rate mortgage loans to Federal National Mortgage Association. Loans sold under contracts drawn in the future may generate additional gains or losses on sale of mortgage loans in subsequent periods.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors
ASB Holding Company
Bloomfield, New Jersey


We have audited the accompanying consolidated statements of financial condition of ASB Holding Company and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASB Holding Company and subsidiaries as of September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.


                                                /s/Crowe Chizek and Company LLC

                                                Crowe Chizek and Company LLC

Oak Brook, Illinois
December 1, 2004

                               ASB HOLDING COMPANY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           September 30, 2004 and 2003
                        (In thousands except share data)

----------------------------------------------------------------------------------------------

                                                                       2004           2003
                                                                   -----------    -----------
ASSETS
Cash and cash equivalents
    Cash and due from banks                                        $     2,256    $     1,206
    Interest-bearing deposits                                            5,778         31,259
    Federal funds sold                                                       -          5,900
                                                                   -----------    -----------
       Total cash and cash equivalents                                   8,034         38,365

Securities available-for-sale                                           89,495        107,391
Securities held-to-maturity (fair value:
  2004 - $2,806, 2003 - $2,864)                                          2,794          2,839
Loans receivable, net of allowance for loan losses
  2004 - $1,578; 2003 - $1,371                                         308,970        262,844
Loans held for sale                                                          -            500
Premises and equipment                                                   3,910          3,939
Federal Home Loan Bank stock, at cost                                    2,890          3,150
Cash surrender value of life insurance                                   6,242          5,028
Accrued interest receivable                                              1,359          1,255
Other assets                                                             1,250          1,755
                                                                   -----------    -----------

    Total assets                                                   $   424,944    $   427,066
                                                                   ===========    ===========

LIABILITIES AND EQUITY
Deposits
    Non-interest-bearing                                           $    22,599    $    21,676
    Interest-bearing                                                   300,117        271,150
                                                                   -----------    -----------
       Total deposits                                                  322,716        292,826
Stock subscriptions received                                                 -         52,137
Advance payments by borrowers for taxes
  and insurance                                                          2,322          2,079
Federal Home Loan Bank advances                                         57,491         55,000
Accrued expenses and other liabilities                                   3,049          2,685
Common Stock in ESOP subject to contingent repurchase obligation            52              -
                                                                   -----------    -----------
    Total liabilities                                                  385,630        404,727

Commitments and contingent liabilities

Equity
    Preferred stock $.10 par value;
      5,000,000 shares  authorized
    Common stock $.10 par value; 20,000,000 shares
      authorized; 5,554,500 shares issued and outstanding                  555              -
    Additional paid in capital                                          15,687            100
    Unearned ESOP shares                                                (1,200)             -
    Retained earnings                                                   24,806         22,644
    Accumulated other comprehensive (loss)                                (482)          (405)
    Amount reclassified on ESOP shares                                     (52)             -
                                                                   -----------    -----------
       Total equity                                                     39,314         22,339
                                                                   -----------    -----------

          Total liabilities and equity                             $   424,944    $   427,066
                                                                   ===========    ===========

----------------------------------------------------------------------------------------------

           See accompanying notes to consolidated financial statements

                               ASB HOLDING COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME
                     Years Ended September 30, 2004 and 2003
                        (In thousands except share data)


----------------------------------------------------------------------------

                                                           2004       2003
                                                         --------   --------
Interest and dividend income
    Loans, including fees                                $ 15,017   $ 14,343
    Securities                                              3,125      2,918
    Federal funds sold and other                               62        215
                                                         --------   --------
       Total interest income                               18,204     17,476

Interest expense
    NOW and money market                                      225        290
    Savings                                                 2,109      2,307
    Certificates of deposit                                 2,912      3,439
    Federal Home Loan Bank advances                         2,859      2,834
                                                         --------   --------
       Total interest expense                               8,105      8,870
                                                         --------   --------

Net interest income                                        10,099      8,606

Provision for loan losses                                     207        254
                                                         --------   --------

Net interest income after provision for loan losses         9,892      8,352

Noninterest income
    Deposit service fees and charges                          697        452
    Income from cash surrender value of life insurance        207        227
    Gain on sale of loans                                      27        151
    Loss on sales of securities available-for- sale             -       (188)
    Gain on sale of other real estate owned                   176          3
    Other                                                     191         73
                                                         --------   --------
       Total noninterest income                             1,298        718

Noninterest expense
    Salaries and employee benefits                          4,812      4,507
    Occupancy and equipment                                   853        822
    Data processing                                           652        543
    Advertising                                               247        229
    Federal deposit insurance                                  46         43
    Borrowed funds prepayment penalty                         125          -
    Other                                                     922        718
                                                         --------   --------
       Total noninterest expense                            7,657      6,862
                                                         --------   --------

Income before provision for income taxes                    3,533      2,208

Provision for income taxes                                  1,371        805
                                                         --------   --------

Net income                                               $  2,162   $  1,403
                                                         ========   ========

Earnings per share:
     Basic and diluted                                   $   0.40   $   0.36

--------------------------------------------------------------------------------

           See accompanying notes to consolidated financial statements

                               ASB HOLDING COMPANY
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                     Years Ended September 30, 2004 and 2003
                                 (In thousands)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated
                                                                                       Other      Amount
                                                                                      Compre-  Reclassified
                                                Additional   Unearned                 hensive       on                     Compre-
                                      Common      Paid-in      ESOP      Retained     Income       ESOP         Total      hensive
                                       Stock      Capital     Shares     Earnings     (Loss)      Shares       Equity      Income
                                       -----      -------     ------     --------     ------      ------       ------      ------

Balance at September 30, 2002        $      -    $       -   $      -    $  21,341   $     531   $       -   $  21,872

Initial funding of ASB
  Holding Company                           -          100          -         (100)          -           -

Comprehensive income
    Net income                              -            -          -        1,403           -           -       1,403
    Change in unrealized
      Gain (loss) on securities
      available-for-sale,
      net of taxes                          -            -          -            -        (936)          -        (936)
                                                                                                              --------
       Total comprehensive
         income                                                                                                                467
                                     --------    ---------   --------    ---------   ---------   ---------   ---------     =======

Balance at September 30, 2003               -          100          -       22,644        (405)          -      22,339

Issuance of common stock,
  net of issuance costs                   555       15,506     (1,333)           -           -           -      14,728

ESOP shares earned                          -           81        133            -           -           -         214

Reclassification of
  common stock in ESOP
  to contingent repurchase
  obligation                                -            -          -            -           -         (52)        (52)

Comprehensive income
    Net income                              -            -          -        2,162           -           -       2,162
    Change in unrealized
      Gain (loss) on securities
      available-for-sale,
      net of taxes                          -            -          -            -         (77)          -         (77)
                                                                                                              --------
       Total comprehensive
         income                                                                                                              2,085
                                     --------    ---------   --------    ---------   ---------   ---------   ---------    ========

Balance at September 30, 2004        $    555    $  15,687   $ (1,200)   $  24,806   $    (482)  $     (52)  $  39,314
                                     ========    =========   ========    =========   =========   =========   =========

------------------------------------------------------------------------------------------------------------------------------------

           See accompanying notes to consolidated financial statements

                               ASB HOLDING COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended September 30, 2004 and 2003
                                 (In thousands)

------------------------------------------------------------------------------------------

                                                                       2004        2003
                                                                     --------    --------
Cash flows from operating activities
    Net income                                                       $  2,162    $  1,403
    Adjustments to reconcile net income to net cash
      provided by operating activities
       Depreciation and amortization                                      417         371
       Net amortization of premiums and discounts                         292       1,036
       Losses on sales of securities available-for-sale                     -         188
       ESOP compensation expense                                          214           -
       Provision for loan losses                                          207         254
       Increase in cash surrender value of life insurance                (207)       (227)
       Gain on sale of other real estate owned                           (176)         (3)
       Gain on sale of loans                                              (27)       (151)
       Proceeds from sales of loans                                     4,774       9,561
       Net change in loans held for sale                                  500        (500)
       Decrease (increase) in accrued interest receivable                (104)         58
       Decrease (increase) in other assets                                591        (979)
       Change in deferred income taxes                                    (34)        142
       Increase (decrease) in other liabilities                           364         (22)
                                                                     --------    --------
          Net cash provided by operating activities                     8,973      11,131

Cash flows from investing activities
    Net increase in loans receivable                                  (51,289)    (64,194)
    Purchases of securities held-to-maturity                             (922)          -
    Principal paydowns on securities held-to-maturity                     954       4,133
    Purchases of securities available-for-sale                        (21,459)   (111,503)
    Sales of securities available-for-sale                                  -      21,026
    Calls of securities available-for-sale                             13,560           -
    Principal paydowns on securities available-for-sale                25,387      70,435
    Purchase of Federal Home Loan Bank stock                           (2,222)     (1,660)
    Redemption of Federal Home Loan Bank stock                          2,482         710
    Purchase of bank-owned life insurance                              (1,007)       (324)
    Purchase of premises and equipment                                   (388)       (524)
    Proceeds from sale of other real estate owned                         385          63
                                                                     --------    --------
       Net cash used in investing activities                          (34,519)    (81,838)

Cash flows from financing activities
    Net increase in deposits                                           29,890      28,239
    Stock subscriptions held for parent received (refunded)           (52,137)     52,137
    Net change in advance payments by borrowers
      for taxes and insurance                                             243         366
    Repayment of Federal Home Loan Bank of New
      York advances                                                    (7,009)     (4,000)
    Federal Home Loan Bank of New York advances                         6,800      15,000
    Net change in Federal Home Loan Bank of New York
       overnight lines of credit                                        2,700           -
    Net proceeds from stock issuance                                   14,728           -
                                                                     --------    --------
       Net cash provided by financing activities                       (4,785)     91,742
                                                                     --------    --------

Net change in cash and cash equivalents                               (30,331)     21,035

Cash and cash equivalents at beginning of year                         38,365      17,330
                                                                     --------    --------

Cash and cash equivalents at end of year                             $  8,034    $ 38,365
                                                                     ========    ========

-----------------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years Ended September 30, 2004 and 2003
                              (Tables in thousands)

--------------------------------------------------------------------------------

                                                                2004     2003
                                                                ----     ----

Supplemental cash flow information:
    Cash paid during the period for
       Interest                                               $8,101   $8,839
       Income taxes, net of refunds                            1,166    1,049

Supplemental disclosures of noncash investing transactions:
    Conversion of loans to other real estate owned            $  209   $   60

           See accompanying notes to consolidated financial statements

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of  Consolidation:  ASB Holding Company is a
-----------------------------------------------------
federally chartered corporation organized in June 2003 that was formed for the purpose of acquiring all of the capital stock of American Savings Bank of NJ, which was previously owned by American Savings, MHC, a federally-chartered mutual holding company. American Savings Bank of NJ converted from a mutual to a stock savings bank in a mutual holding company reorganization in 1999 in which no stock was sold to any person other than American Savings, MHC. Currently all of the outstanding stock of American Savings Bank of NJ is held by ASB Holding Company. The MHC holds 70% of the outstanding stock of ASB Holding Company with the remaining 30% held by the public.

The consolidated financial statements include ASB Holding Company and its wholly owned subsidiaries, American Savings Bank of NJ ("the Bank") and ASB Investment Corp ("the Investment Corp"), together referred to as "the Company." Intercompany transactions and balances are eliminated in consolidation.

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

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

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

Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized using the level yield method. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is other than temporary.

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

The Bank defines the population of impaired loans to be all nonaccrual commercial real estate, multi-family, and land loans. Impaired loans are individually assessed to determine whether the loan's carrying value is not in excess of the fair value of the collateral or the present value of the loan's expected future cash flows. Smaller balance homogeneous loans that may be collectively evaluated for impairment such as residential mortgage loans and installment loans, are specifically excluded from the impaired loan portfolio.

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

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

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage  Servicing  Rights:  Servicing  assets represent the allocated value of
---------------------------
retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. Mortgage servicing rights totaled $80,930 and $70,289 at September 30, 2004 and 2003 and are included with other assets on the balance sheet.

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

Employee  Stock  Ownership  Plan: The cost of shares issued to the ESOP, but not
--------------------------------
yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest. Participants may put their ESOP shares back to the Company upon termination, and an amount of equity equal to these shares times current market price is reclassified out of shareholders' equity.

Earnings Per Common Share: Basic earnings per common share is net income divided
-------------------------
by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. The weighted average common shares outstanding were 5,427,906 and 3,888,150 for the years ended September 30, 2004 and 2003. There were no potentially dilutive securities for the years ended September 30, 2004 and 2003. Earnings per share for the prior period has been restated to reflect the conversion of 100 shares of Bank stock into 3,188,150 shares of Company stock representing 100% ownership of the Bank prior to the minority stock offering.

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive  Income:  Comprehensive  income  consists  of net income and other
---------------------
comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, which are also recognized as separate components of equity.

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


NOTE 2 - MINORITY OFFERING

On October 3, 2003, the Company completed a minority stock offering and sold 1,666,350 shares of common stock in a subscription offering at $10 per share and received proceeds of $16,060,000 net of offering costs of $603,000. The Company contributed $9,616,000 or approximately 60% of the net proceeds to the Bank in the form of a capital contribution. The Company loaned $1,333,000 to the Bank's employee stock ownership plan and the ESOP used those funds to acquire 133,000 shares of common stock at $10 per share.

After the sale of the stock, the MHC holds 70%, or 3,888,150 shares, of the outstanding stock of the Company, with the remaining 30% or, 1,666,350 shares held by persons other than the MHC. The Company holds 100% of the Bank's outstanding common stock. The Bank may not pay dividends to the Company if the dividends would cause the Bank to fall below the "well capitalized" capital threshold.

The Company had stock subscriptions received totaling $52,137,000 at September 30, 2003 pending completion of the Company's initial public offering. At the time of closing on October 3, 2003, gross proceeds of $15,330,000 became capital of the Company with the remainder returned on oversubscriptions.

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

The fair value of securities available-for-sale was as follows:

                                                                     Gross         Gross
                                                      Fair        Unrealized    Unrealized
                                                      Value          Gains        Losses
                                                      -----          -----        ------
     2004
     ----
         U.S. Government and federal agency       $     13,840    $       -    $    (157)
         Mortgage-backed
              FHLMC                                      5,219           20          (26)
              FNMA                                      16,261           54         (359)
              GNMA                                         202            1            -
         Collateralized mortgage obligations
              Agency                                    42,870           41         (246)
              Non-agency                                 1,234            3           (3)
         Mutual fund                                     9,869            -         (131)
                                                  ------------    ---------    ---------

                                                  $     89,495    $     119    $    (922)
                                                  ============    =========    =========

     2003
     ----
         U.S. Government and federal agency       $     13,484    $       6    $     (60)
         Mortgage-backed
              FHLMC                                        346            -           (3)
              FNMA                                      16,664           20         (341)
              GNMA                                         320            7            -
         Collateralized mortgage obligations
              Agency                                    61,685          201         (403)
              Non-agency                                 4,962            -          (31)
         Mutual fund                                     9,930            -          (70)
                                                  ------------    ---------    ---------

                                                  $    107,391    $     234    $    (908)
                                                  ============    =========    =========

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 3 - SECURITIES (Continued)

The amortized cost and fair value of securities held-to-maturity were as follows:

                                                                  Gross         Gross
                                                 Amortized     Unrealized    Unrealized      Fair
                                                   Cost           Gains        Losses        Value
                                                   ----           -----        ------        -----
     2004
     ----
         Mortgage-backed
              FHLMC                              $      490    $       2    $      (1)   $     491
              FNMA                                    1,870           11           (6)       1,875
              GNMA                                      327            3            -          330
         Collateralized mortgage obligations
              Agency                                    107            3            -          110
                                                 ----------    ---------    ---------    ---------

                                                 $    2,794    $      19    $      (7)   $   2,806
                                                 ==========    =========    =========    =========
     2003
     ----
         Mortgage-backed
              FHLMC                              $      657    $       3    $      (1)   $     659
              FNMA                                    1,513            7           (4)       1,516
              GNMA                                      476           14            -          490
         Collateralized mortgage obligations
              Agency                                    193            6            -          199
                                                 ----------    ---------    ---------    ---------

                                                 $    2,839    $      30    $      (5)   $   2,864
                                                 ==========    =========    =========    =========

There were no securities sales during the year ended September 30, 2004. Proceeds from sales of securities amounted to $21,026,000 during the year ended September 30, 2003 resulting in gross gains of $0 and gross losses of $188,000.

The fair value of debt securities and carrying amount, if different, at September 30, 2004 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                                       Available
                                          Held-to-Maturity             for Sale
                                      Carrying          Fair             Fair
                                       Amount           Value            Value
                                       ------           -----            -----

     Due from one to five years    $          -     $          -    $     13,840
     Mortgage-backed                      2,794            2,806          65,786
     Mutual fund                              -                -           9,869
                                   ------------     ------------    ------------
         Total                     $      2,794     $      2,806    $     89,495
                                   ============     ============    ============

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 3 - SECURITIES (Continued)

Securities with carrying values of $11,386,213 and $4,481,971 at September 30, 2004 and 2003, respectively, were pledged to secure public deposits and advances as required or permitted by law.

Available-for-sale securities with unrealized losses at September 30, 2004 not recognized in income are presented below by length of time the securities have been in an unrealized loss position:


                                   Less than 12 Months
                                   -------------------          12 Months or More                 Total
                                    Fair       Unrealized       Fair       Unrealized       Fair       Unrealized
  Description of Securities        Value          Loss         Value          Loss          Value         Loss
  -------------------------        -----          ----         -----          ----          -----         ----
U.S. Government and federal
 agency                           $   8,885     $    (112)    $   4,955     $    (45)    $    13,840    $    (157)
Mortgage backed                       6,520           (80)        8,649         (305)         15,169         (385)
Collateralized mortgage
 obligations                         29,307          (209)        4,831          (40)         34,138         (249)
Mutual fund                               -             -         9,869         (131)          9,869         (131)
                                  ---------     ---------     ---------     --------      ----------    ---------
   Total temporarily impaired     $  44,712     $    (401)    $  28,304     $   (521)     $   73,016    $    (922)
                                  =========     =========     =========     ========      ==========    =========

Held-to-maturity securities with unrealized losses at September 30, 2004 not recognized in income are as follows:

                                   Less than 12 Months         12 Months or More                 Total
                                    Fair       Unrealized       Fair       Unrealized       Fair       Unrealized
  Description of Securities        Value          Loss         Value          Loss          Value         Loss
  -------------------------        -----          ----         -----          ----          -----         ----
Mortgage-backed                   $     562     $      (6)    $     117     $     (1)     $      679    $      (7)
                                  ---------     ---------     ---------     --------      ----------    ---------

   Total temporarily impaired     $     562     $      (6)    $     117     $     (1)     $      679    $      (7)
                                  =========     =========     =========     ========      ==========    =========

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 3 - SECURITIES (Continued)

At September 30, 2004, securities with unrealized losses had depreciated only 1.3% from the Company's amortized cost basis. These unrealized losses related principally to changes in interest rates. As the Company has the ability to hold these securities for the foreseeable future since they are classified as either available-for-sale or held-to-maturity, no declines were deemed to be other than temporary.


NOTE 4 - LOANS

Loans at period-end were as follows:

                                                 2004               2003
                                              ---------          ---------
      Mortgage loans:
          One-to-four-family                  $ 251,531          $ 215,484
          Multi-family and commercial            43,197             36,202
          Construction                            7,175              1,233
      Consumer                                      746                780
      Home equity                                10,666              8,893
      Commercial                                    398              1,610
                                              ---------          ---------
          Total loans                           313,713            264,202
      Allowance for loan losses                  (1,578)            (1,371)
      Net deferred loan costs                       935                796
      Loans in process                           (4,100)              (783)
                                              ---------          ---------

          Loans, net                          $ 308,970          $ 262,844
                                              =========          =========

Certain directors and officers of the Bank and companies with which they are affiliated have obtained loans from the Bank on various occasions. A summary of such loans made by the Bank in the ordinary course of business is as follows:

                                                   2004            2003
                                                -----------    -----------

     Beginning balance                          $     1,142    $       520
         New loans                                        3            624
         Effect of changes in related parties            32            265
         Repayments                                    (170)          (267)
                                                -----------    -----------

              Ending balance                    $     1,007    $     1,142
                                                ===========    ===========

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 4 - LOANS (Continued)

Mortgage loans serviced for others are not included in the accompanying financial statements. At September 30, 2004 and 2003, the unpaid principal balances of these loans totaled $16,936,826 and $16,103,798, respectively.

Activity in the allowance for loan losses was as follows:

                                                           2004     2003
                                                           ----     ----

     Balance at beginning of year                        $1,371   $1,117
     Provision charged to income                            207      254
     Charge-offs                                              -        -
     Recoveries                                               -        -
                                                         ------   ------

         Balance at end of year                          $1,578   $1,371
                                                         ======   ======

Impaired loans were as follows:

                                                           2004     2003
                                                           ----     ----
     Period-end loans with no allocated allowance
       for loan losses                                   $    -   $  294
     Period-end loans with allocated allowance
       for loan losses                                      259      250
                                                         ------   ------

         Total                                           $  259   $  544
                                                         ======   ======

                                                           2004     2003
                                                           ----     ----

     Amount of the allowance for loan losses allocated   $  129   $  125
     Average of impaired loans during the period            398      623
     Interest income recognized during impairment            19       18
     Cash-basis interest income recognized                   19       18

Nonperforming loans were as follows:

                                                           2004     2003
                                                           ----     ----

     Loans past due over 90 days still on accrual        $    -   $    -
     Nonaccrual loans                                       519      517

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 5 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:

                                                      2004     2003
                                                      ----     ----

     Securities                                     $  307   $  352
     Loans receivable                                1,052      903
                                                    ------   ------

                                                    $1,359   $1,255
                                                    ======   ======


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:
                                                      2004     2003
                                                      ----     ----

     Land$                                             840   $  840
     Office buildings and improvements               3,413    3,248
     Furniture and equipment                         3,528    3,305
                                                    ------   ------
                                                     7,781    7,393
     Less accumulated depreciation                   3,871    3,454
                                                    ------   ------

         Total                                      $3,910   $3,939
                                                    ======   ======

An agreement dated February 22, 2004 to purchase real estate was signed for the acquisition of a future branch site in Essex County. Total purchase price is $1,700,000. The above amounts include $206,905 incurred for a deposit on the contract of sale and professional fees in connection with the acquisition. The balance of $1,530,000 is due at closing.


NOTE 7 - DEPOSITS

Deposit accounts are summarized as follows:

                                                2004             2003
                                                ----             ----

Demand deposits                             $ 22,599         $ 21,676
NOW and money market accounts                 38,696           21,721
Savings accounts                             143,401          127,720
Certificates of deposit                      118,020          121,709
                                            --------         --------

    Total deposits                          $322,716         $292,826
                                            ========         ========

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 7 - DEPOSITS (Continued)

Certificates of deposit accounts with balances over $100,000 totaled $31,536,775 and $27,756,666 at September 30, 2004 and 2003, respectively. All other deposit accounts with balances over $100,000 totaled $97,668,361 and $70,174,744 at September 30, 2004 and 2003, respectively. Deposit balances over $100,000 are not federally insured.

Scheduled maturities of certificates of deposit were as follows:

                  2005                                    $     72,752
                  2006                                          11,717
                  2007                                          14,777
                  2008                                           6,324
                  2009 and thereafter                           12,450
                                                          ------------
                                                          $    118,020
                                                          ============


NOTE 8 - FEDERAL HOME LOAN BANK OF NEW YORK ADVANCES

The Bank has multiple advances with the Federal Home Loan Bank with maturities through 2013 and rates ranging from 2.80% to 6.19% at September 30, 2004. One $2.0 million advance with a coupon of 5.797% maturing in 2008 is callable in 2005. Another advance for $1.8 million with a coupon of 4.57% has a five year final maturity in June 2009, with a twenty year amortization schedule. The remaining $53.7 million of Federal Home Loan Bank advances are non-callable. In addition, there is an overnight line of credit borrowing of $2.7 million with a coupon of 2.04% which matures October 1, 2004. Scheduled repayments and maturities of advances from the Federal Home Loan Bank are as follows:

                                     Weighted
                                   Average Rate
                                       2004            2004           2003
                                       ----            ----           ----

     Maturing in 2004                     -%       $         -    $     4,000
     Maturing in 2005                  5.48              1,057          2,000
     Maturing in 2006                  3.51              8,060          9,000
     Maturing in 2007                  4.39              8,062          4,000
     Maturing in 2008                  5.51             12,065         12,000
     Maturing in 2009                  4.88              7,547          6,000
     Maturing in 2010                  5.15              6,000          6,000
     Maturing in 2011                  5.18              6,000          6,000
     Maturing in 2012                  5.22              5,000          5,000
     Maturing in 2013                  4.79              1,000          1,000
     Overnight line of credit          2.04              2,700              -
                                                   -----------    -----------

                                       4.72%       $    57,491    $    55,000
                                                   ===========    ===========

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

At September 30, 2004, advances are secured primarily by mortgage loans totaling $90,957,818, and all stock in the Federal Home Loan Bank totaling $2,890,000 under a blanket collateral agreement for the amount of the notes outstanding. Additionally, specific investment securities totaling $9,415,000 also secure such advances. At September 30, 2004, the Bank's borrowing limit with the Federal Home Loan Bank was approximately $105.3 million.


NOTE 9 - INCOME TAXES

An analysis of the provision for income taxes is as follows:

                                                             2004      2003
                                                             ----      ----

     Current                                              $ 1,382    $  663
     Deferred                                                 (11)      142
                                                          -------    ------

                                                          $ 1,371    $  805
                                                          =======    ======

A reconciliation of income tax expense at the statutory federal income tax rate and the actual income tax expense was as follows:

                                                             2004       2003
                                                          --------    -------

     Federal income tax expense at statutory rate         $  1,201    $   751
     Increase in taxes resulting from
         State income taxes, net of federal benefit            204        120
         Tax-exempt income from life insurance                 (70)       (77)
         Nondeductible ESOP expense                             28          -
         Other, net                                              8         11
                                                          --------    -------

              Income tax expense                          $  1,371    $   805
                                                          ========    =======


--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                         2004     2003
                                                         ----     ----

Deferred tax assets
    Unrealized loss on securities available-for-sale   $  321      269
    Provision for loan losses                             630      527
    Deferred loan origination fees                          3        9
    Accrued expenses and other liabilities                693      620
                                                       ------   ------
         Total gross deferred tax assets                1,647    1,425

Deferred tax liabilities
    Depreciation                                          203      148
    Deferred loan origination costs                       623      535
    Other                                                 198      182
                                                       ------   ------
         Total gross deferred tax liabilities           1,024      865
                                                       ------   ------

             Net deferred tax asset                    $  623   $  560
                                                       ======   ======

Retained earnings includes allocations for federal income tax purposes representing tax bad debt deductions of approximately $1,500,000 through September 30, 2004 on which no tax has been paid and no deferred federal income taxes have been provided. The related amount of deferred tax liability is approximately $599,000. Reductions of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.


NOTE 10 - BENEFIT PLANS

The Bank has a directors' retirement plan that provides retirement benefits to all members of the Board of Directors vested under the plan in accordance with the plan document. During the years ended September 30, 2004 and 2003, the Bank accrued expenses related to the plan totaling $55,179 and $124,404, respectively.

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 10 - BENEFIT PLANS (Continued)

The Bank has a 401(k) profit sharing plan covering substantially all employees. Contributions to the plan are made at the discretion of the Board of Directors and charged to expense annually. The plan also allows participant salary deferrals into the plan along with a matching contribution provided by the Bank. Total expenses related to the plan, including employer match and profit sharing contributions, were $248,163 and $242,450 for the years ended September 30, 2004 and 2003.

During 2002, the Bank implemented a supplemental executive retirement plan that provides benefits to certain key officers in accordance with the plan document. During the years ended September 30, 2004 and 2003, Bank expenses related to the plan totaled $204,632 and $233,332. During 2002, the Bank also purchased bank-owned life insurance on the individuals covered by the supplemental executive retirement plan.

In December 2002, the Bank and four of the Bank's officers entered into employment agreements commencing on January 1, 2003. The Chief Executive Officer's agreement was for a three-year term and the others were for two-year terms. In the event of the involuntary termination of the officer's employment following any change in control of the Bank or ASB Holding Company, absent just cause, the officer shall be paid an amount equal to two times, or three times in the case of the Chief Executive Officer, the officer's five-year average annual taxable cash compensation. In the event the officer's employment is terminated by the Bank without just cause, the Bank is obligated to continue to pay the salary up to the date of termination of the remaining term of the agreement.

The Company has also entered into an employment agreement with the Chief Executive Officer with terms of which are substantially the same as the employment agreement with the Bank. However, it provides that if employment is terminated without just cause as defined in the agreement, he will be entitled to a continuation of his salary for three years from the date of termination.


NOTE 11 - ESOP PLAN

Employees participate in an employee stock option plan (ESOP). The ESOP borrowed from the Company to purchase 133,308 shares of stock at $10.00 per share. The Company makes discretionary contributions to the ESOP, as well as pays dividends on unallocated shares to the ESOP, and the ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense is recorded. Dividends on allocated shares increase participant accounts.

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 11 - ESOP PLAN (Continued)

Participants receive the shares at the end of employment. Under the terms of the plan and in accordance with ERISA regulation, a participant may require stock received to be repurchased unless the stock is traded on an established market. The Over The Counter Bulletin Board is not considered to be an established market for purposes of this regulation and a liability has been established to reflect this repurchase obligation.

There were no discretionary contributions to the ESOP during 2004. Expense for 2004 was $215,237.

Shares held by the ESOP were as follows:

         Allocated to participants                                  3,333
         Unearned                                                 129,975

              Total ESOP shares                                   133,308
                                                              -----------

              Fair value of unearned shares                   $     2,015
                                                              ===========

              Fair value of allocated shares subject
                to repurchase obligation                      $        52
                                                              ===========


NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

The contract amount of these financial instruments is summarized as follows:

                                                       2004           2003

     Commitments to extend credit                  $    14,771    $    11,590
     Unused lines of credit                             13,130         10,286
     Construction loans in process                       4,100            783


--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

Fixed rate loan commitments totaled $1,211,400 at September 30, 2004 and have interest rates ranging from 4.50% to 6.00%.

Since many commitments expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include commercial and residential real estate and other business and consumer assets.

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS

ASB Holding Company as a unitary thrift holding company is not subject to specific regulatory capital guidelines. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

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

                                                                                                  To Be Well
                                                                        For Capital            Capitalized Under
                                                                         Adequacy              Prompt Corrective
                                                  Actual                 Purposes                   Action
                                              -----------------       -----------------      -------------------
                                              Amount      Ratio       Amount      Ratio      Amount        Ratio
                                              ------      -----       ------      -----      ------        -----
As of September 30, 2004
    Total capital (to risk-weighted
      assets)                              $   34,857     15.93%   $   17,505      8.0%     $  21,881      10.0%
    Tier I capital (to risk-weighted)
      assets)                                  33,279     15.21         8,752      4.0         13,129       6.0
    Tier I (core) capital (to adjusted
      total assets)                            33,279      7.89        16,865      4.0         21,081       5.0

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS (Continued)

                                                                                                  To Be Well
                                                                        For Capital            Capitalized Under
                                                                         Adequacy              Prompt Corrective
                                                  Actual                 Purposes                   Action
                                              -----------------       -----------------      -------------------
                                              Amount      Ratio       Amount      Ratio      Amount        Ratio
                                              ------      -----       ------      -----      ------        -----
As of September 30, 2003
    Total capital (to risk-weighted
      assets)                              $   24,015     11.9%    $   16,124      8.0%     $  20,155      10.0%
    Tier I capital (to risk-weighted)
      assets)                                  22,644     11.2          8,062      4.0         12,093       6.0
    Tier I (core) capital (to adjusted
      total assets)                            22,644      5.3         17,099      4.0         21,374       5.0

As of September 30, 2004, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following is a reconciliation of the Bank's equity under accounting principles generally accepted in the United States of America ("GAAP") to regulatory capital as of the dates indicated:

                                                       2004           2003
                                                       ----           ----

GAAP equity                                         $32,818        $22,239
Accumulated other comprehensive loss                    461            405
                                                    -------        -------
    Tier I capital                                   33,279         22,644
General regulatory allowance for loan losses          1,578          1,371
                                                    -------        -------

    Total capital                                   $34,857        $24,015
                                                    =======        =======

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of financial instruments were as follows:

                                                               2004                              2003
                                                               ----                              ----
                                                                      Estimated                          Estimated
                                                     Carrying           Fair           Carrying            Fair
                                                      Amount            Value           Amount             Value
                                                      ------            -----           ------             -----
     Financial assets
         Cash and cash equivalents              $      8,034    $       8,034     $     38,365    $     38,365
         Securities available-for-sale                89,495           89,495          107,391         107,391
         Securities held-to-maturity                   2,794            2,806            2,839           2,864
         Loans receivable, net                       308,970          309,268          262,844         266,169
         Loans held for sale                               -                -              500             500
         Federal Home Loan Bank stock                  2,890            2,890            3,150           3,150
         Accrued interest receivable                   1,359            1,359            1,255           1,255

     Financial liabilities
         Deposits                                    322,716          323,434          292,826         294,690
         Stock subscriptions received                      -                -           52,137          52,137
         Advance payments by
           borrowers for taxes and
           insurance                                   2,322            2,322            2,079           2,079
         Federal Home Loan Bank
           advances                                   57,491           59,959           55,000          59,490
         Accrued interest payable                        264              264              260             260

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, stock subscriptions received, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt, including Federal Home Loan Bank advances, is based on current rates for similar financing. The fair value of off- balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of these off-balance-sheet items is not material.

--------------------------------------------------------------------------------

                                  (Continued)

                               ASB HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2004 and 2003
                              (Tables in Thousands)

--------------------------------------------------------------------------------

NOTE 15 - OTHER COMPREHENSIVE LOSS

Other comprehensive loss components and related taxes were as follows.

                                                                2004       2003
                                                                ----       ----

Unrealized holding losses on available-for-sale securities   $  (129)   $(1,746)
Reclassification adjustments for losses later recognized
  in income                                                        -        188
                                                             -------    -------
Net unrealized gains and losses                                 (129)    (1,558)
Tax effect                                                        52        622
                                                             -------    -------

    Other comprehensive income (loss)                        $   (77)   $  (936)
                                                             =======    =======


NOTE 16 - QUARTERLY FINANCIAL DATA (UNAUDITED)


                                   Interest       Net Interest           Net                 Earnings per Share
                                    Income           Income            Income              Basic and Fully Diluted
                                    ------           ------            ------              -----------------------
2004
----
    First quarter             $      4,453      $      2,367       $     474                $        .09
    Second quarter                   4,564             2,622             587                         .11
    Third quarter                    4,471             2,510             537                         .10
    Fourth quarter                   4,716             2,600             564                         .10

2003
----
    First quarter             $      4,437      $      2,184       $     364                $        .09
    Second quarter                   4,405             2,154             269                         .07
    Third quarter                    4,413             2,227             500                         .13
    Fourth quarter                   4,220             2,042             270                         .07

--------------------------------------------------------------------------------

                                  (Continued)

                             DIRECTORS AND OFFICERS


Directors of ASB Holding Company and American
Savings Bank of NJ
------------------

    Joseph Kliminski
    President and Chief Executive Officer

    W. George Parker
    Chairman of the Board
    President and Chief Executive Officer of Adco Chemical Company

    James H. Ward III
    Vice Chairman,
    Retired Investor

    Robert A. Gaccione
    Partner of the law firm Gaccione, Pomaco & Malanga P.C.

    H. Joseph North
    Retired Town Administrator of Bloomfield, NJ

    Stanley Obal
    Retired owner of Obal's Inn tavern and restaurant

    Vincent S. Rospond
    Attorney and majority stockholder of the law firm
    Rospond, Rospond & Conte, P.A.


Officers of
ASB Holding Company
-------------------

    Joseph Kliminski
    President and Chief Executive Officer

    Richard M. Bzdek
    Executive Vice President, Chief Operating Officer and Secretary

    Eric B. Heyer
    Sr. Vice President, Treasurer and Chief Financial Officer


Officers of
American Savings Bank of NJ
---------------------------

    Joseph Kliminski
    President and Chief Executive Officer

    Richard M. Bzdek
    Executive Vice President, Chief Operating Officer and Secretary

    Eric B. Heyer
    Sr. Vice President, Treasurer and Chief Financial Officer

    Catherine Bringuier
    Sr. Vice President and Chief Lending Officer

    Robert J. Pavics
    Vice President Internal Auditor

    Josephine Castaldo
    Vice President Branch Administration

    John Scognamiglio
    Vice President Controller

                       INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m., on January 20, 2005 at the Wilshire Grand Hotel located at 350 Pleasant Valley Way, West Orange, New Jersey.

Stock Listing

ASB Holding Company common stock is listed on the OTC Bulletin Board under the symbol "ASBH". The high and low closing prices for the Company's common stock for the year ended September 30, 2004 (trading began October 3, 2003) is as follows:


                                                              High        Low
                                                              ----        ---

For the Fiscal Year Ended September 30, 2004
--------------------------------------------
      First Quarter..................................        $18.50     $16.20
      Second Quarter.................................         17.95      16.65
      Third Quarter..................................         17.15      14.25
      Fourth Quarter.................................         15.90      14.50

--------------------------------------------------------------------------------
At December 10, 2004 there were 5,554,500 shares of ASB Holding Company common stock outstanding (including unallocated ESOP shares and shares held by American Savings, MHC) and there were 463 registered holders of record. No dividends were paid during the year ended September 30, 2004.

Stockholder and General Inquiries                Transfer Agent

ASB Holding Company                              Registrar and Transfer Company
365 Broad Street                                 10 Commerce Drive
Bloomfield, New Jersey 07003                     Cranford, New Jersey 07016
(973) 748-3600                                   (800) 525-7686
Attention:  Eric B. Heyer
Investor Relations

Annual Reports

A copy of the ASB Holding Company's Annual Report on Form 10-KSB without exhibits for the year ended September 30, 2004 as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Eric B. Heyer, Investor Relations, ASB Holding Company, 365 Broad Street, Bloomfield, New Jersey, 07003.

                                OFFICE LOCATIONS

Main Office
-----------
     365 Broad Street
     Bloomfield, New Jersey  07003
     (973) 748-3600

              Main Office Drive Up Facility
              16 Pitt Street
              Bloomfield, New Jersey 07003

Cedar Grove Branch
------------------
     310 Pompton Avenue
     Cedar Grove, New Jersey 07009
     (973) 239-6450